UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                   (Amendment No. _____)

                                    KOGER EQUITY, INC.
                                     (Name of Issuer)

                                       COMMON STOCK
                              (Title of Class of Securities)

                                         500228101
                                      (CUSIP Number)

                                  John F. Hartigan, Esq.
                                Morgan, Lewis & Bockius LLP
                                  801 South Grand Avenue
                                  Los Angeles, CA  90017
                                      (213) 612-2500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                       June 25, 1996
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Exhibit Index is on Page 11
                                   Page 1 of 81 Pages
372958.8

- -------------------------                                ----------------------
CUSIP No.  500228101                  SCHEDULE 13D         Page 2 of 81 Pages
- -------------------------                                ----------------------


- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Real Estate Investment Fund II, L.P.
- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                (b) /X/
- -------------------------------------------------------------------------------
3   SEC USE ONLY


- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          WC
- -------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      /  /

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- -------------------------------------------------------------------------------

    NUMBER OF            7    SOLE VOTING POWER
      SHARES                  341,956 shares, plus 1,130,642 shares as to which
   BENEFICIALLY               the Reporting Person has an option to acquire
     OWNED BY            ------------------------------------------------------
        EACH             8    SHARED VOTING POWER
    REPORTING                      0
   PERSON WITH           ------------------------------------------------------

                         9    SOLE DISPOSITVE POWER
                              341,956 shares, plus 1,130,642 shares as to which
                              the Reporting Person has an option to acquire
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                        0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,472,598
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.25%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          PN
- -------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


372958.8

- -------------------------                                ----------------------
CUSIP No.  500228101                  SCHEDULE 13D         Page 3 of 81 Pages
- -------------------------                                ----------------------



- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Real Estate Advisors II, L.P.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /  /

                                                                (b) /X /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- --------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
     NUMBER OF         341,956 shares, plus 1,130,642 shares as to which the
     SHARES            Reporting Person has an option to acquire
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       8  SHARED VOTING POWER
       EACH                   0
    REPORTING       -----------------------------------------------------------
   PERSON WITH      9  SOLE DISPOSITIVE POWER
                       341,956 shares, plus 1,130,642 shares as to which
                       the Reporting Person has an option to acquire
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                             0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,472,598
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.25%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
               PN
- -------------------------------------------------------------------------------


                          * SEE INSTRUCTIONS BEFORE FILLING OUT!


 372958.8

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

            SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")





Item 1. Security and Issuer.

            This statement relates to shares of common stock (the "Common Stock") of Koger Equity, Inc., a Florida corporation (the "Company") which has its principal executive offices at 3986 Boulevard Center Drive, Suite 101, Jacksonville, Florida 32207.


Item 2. Identity and Background.

            This Statement is filed jointly by Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II"). AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons."

            AREIF II is principally engaged in the business of investment in real estate and real estate-related interests. The address of AREIF II's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

            AREA II is the managing general partner of AREIF II. AREA II is principally engaged in the business of serving as managing general partner of AREIF II. The address of AREA II's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

            The sole general partner of AREA II is Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). Capital Advisors II is principally engaged in the business of serving as general partner of AREA II.

            Attached hereto as Appendix A is information concerning the general partners of the Reporting Persons, the executive officers and directors of Capital Advisors II and certain other entities, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. All such persons identified on Appendix A disclaim beneficial ownership of and any pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Persons.

                             Page 4 of 81 Pages
372958.8

            None of the Reporting Persons, Capital Advisors II, nor any of the persons or entities referred to in Appendix A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

            As of the date hereof, the Reporting Persons are deemed to beneficially own 1,472,598 shares of Common Stock. Of that amount, AREIF II owns 341,956 shares of Common Stock and has options to purchase, within sixty days of June 25, 1996, a total of 1,130,642 additional shares of Common Stock. The source of all funds used to acquire beneficial ownership of such shares of Common Stock was investment funds from working capital of AREIF II. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring Common Stock. AREA II, managing general partner of AREIF II, is deemed to beneficially own the shares of Common Stock beneficially owned by AREIF II. The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described below.

            Kronus Property Holdings, L.L.C., a Delaware limited liability company and an affiliate of AREIF II ("Kronus"), entered into a Common Stock Purchase and Sale Agreement, dated as of May 22, 1996 (the "Stock Purchase Agreement"), by and among KRONUS, TCW SPECIAL CREDITS ("TCW"), a California general partnership, for itself and as general partner or investment manager for Weyerhauser Company Master Retirement Trust ("Weyerhauser Trust"), TCW Special Credits Fund III ("Special Credits III") and The Common Fund for Bond Investments ("Common Fund"), and TRUST COMPANY OF THE WEST ("West"), a California corporation, for itself and as trustee for TCW Special Credits Trust ("Trust"). Pursuant to the Stock Purchase Agreement, Kronus purchased an aggregate of 195,256 shares of Common Stock on May 31, 1996 for an aggregate purchase price of $2,464,131. Subsequently on May 31, 1996, Kronus transferred to AREIF II, at cost, the 195,256 shares purchased pursuant to the Stock Purchase Agreement.

            Kronus entered into an Option Agreement, dated as of May 22, 1996 (the "TCW Option Agreement"), by and among KRONUS, TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and Common Fund, and WEST, for itself and as a trustee for Trust. Pursuant to the terms of the TCW Option Agreement, Kronus was granted an irrevocable option to purchase an aggregate of 685,142 shares of Common Stock in consideration of $166,900 (which payment is to be fully credited against the exercise price if the option is exercised on or prior to August 1, 1996 or, if an additional payment is made, October 31, 1996). Pursuant to Section 21 of the TCW Option Agreement and in consideration of all amounts previously paid by Kronus, Kronus assigned the TCW Option Agreement to AREIF II, and AREIF II accepted and assumed the TCW Option Agreement, as of June 3, 1996 pursuant to an assignment and assumption agreement (the "TCW Assignment Agreement"). The Reporting Persons are deemed to be beneficial owners of the shares of Common Stock for which the options are granted by the TCW Option Agreement because such options are presently exercisable.


                             Page 5 of 81 Pages
372958.8

            Kronus entered into an Option Agreement, dated as of May 24, 1996 (the "Tyndall Option Agreement"), by and between KRONUS and TYNDALL PARTNERS, L.P., a Delaware limited partnership ("Tyndall"). Pursuant to the terms of the Tyndall Option Agreement, Tyndall granted Kronus an irrevocable option to purchase, on August 23, 1996 and, if an additional payment is made, prior to October 31, 1996 (unless the Tyndall Option Agreement has been previously terminated), 445,500 shares of Common Stock in consideration of $108,500 (which payment is to be fully credited to the exercise price if the option is exercised). Pursuant to Section 20 of the Tyndall Option Agreement and in consideration of all amounts previously paid by Kronus, Kronus assigned the Tyndall Option Agreement to AREIF II, and AREIF II accepted and assumed the Tyndall Option Agreement, as of June 3, 1996 pursuant to an assignment and assumption agreement (the "Tyndall Assignment Agreement"). The Reporting Persons are deemed to be beneficial owners of the shares of Common Stock for which the options are granted by the Tyndall Option Agreement because such options are exercisable within sixty days.

            The discussion herein of the TCW Stock Purchase Agreement, the TCW Option Agreement, the Tyndall Option Agreement, the TCW Assignment Agreement and the Tyndall Assignment Agreement is subject to and qualified in its entirety by reference to such agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

            On June 27, 1996, AREIF II purchased in the open market 146,700 shares of Common Stock for an aggregate consideration, including brokerage commissions, of approximately $1,915,904.50.


Item 4. Purpose of Transaction.

            Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Company. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire further shares of Common Stock or to sell or otherwise dispose of all or a part of the shares of Common Stock beneficially owned by such Reporting Persons in any manner permitted by law.

            Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Company. The Reporting Persons have consulted with, and will continue to consult with, third party financial advisors regarding such investment in the Company. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

                             Page 6 of 81 Pages
   372958.8

Item 5.   Interest in Securities of the Issuer.

            (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 1,472,598 shares of the Common Stock, which constitutes approximately 8.25% of the Common Stock outstanding.*

            AREIF II owns 341,956 shares of Common Stock, as to which it has sole voting and dispositive power. AREA II, general partner of AREIF II, is deemed to beneficially own such 341,956 shares of Common Stock and have sole voting and dispositive power.

            By the terms of the TCW Option Agreement and the Tyndall Option Agreement (each of which is attached hereto as an exhibit and incorporated herein by reference), AREIF II has the right to acquire another 1,130,642 shares of Common Stock.

            (c) Except for (i) the private purchase of 195,256 shares of Common Stock by AREIF II on May 31, 1996 at a price per share of $12.62 and (ii) the open market purchase of 146,700 shares of Common Stock by AREIF II on June 27, 1996 at a price per share of $13.00, there have been no transactions in the Common Stock effected by the Reporting Persons since April 25, 1996.

            (d) The Reporting Persons have no knowledge of any persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

            (e)   Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein. Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.


- --------
* All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 17,838,367 shares of Common Stock outstanding, as of April 30, 1996, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1996.


                             Page 7 of 81 Pages
   372958.8

Item 7. Material to be Filed as Exhibits.

EXHIBIT
  NO.   DESCRIPTION


  1 Stock Purchase Agreement, dated as of May 22, 1996, by and among KRONUS, TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and Common Fund, and WEST, for itself and as trustee for Trust.

  2 Option Agreement, dated as of May 22, 1996, by and among KRONUS, TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and Common Fund, and WEST, and as a trustee for Trust.

  3 Option Agreement, dated as of May 24, 1996, by and between KRONUS and TYNDALL.

  4 Assignment and Assumption Agreement, dated as of June 3, 1996, by and between KRONUS and AREIF II, and acknowledged by TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and Common Fund, and WEST, for itself as trustee for Trust.

  5 Assignment and Assumption Agreement, dated as of June 3, 1996, by and between KRONUS and AREIF II, and acknowledged by TYNDALL.

                             Page 8 of 81 Pages
   372958.8

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 1996

                      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                      By: Apollo Real Estate Advisors II, L.P.
                           Managing Member

                      By: Apollo Real Estate Capital Advisors II, Inc.
                           General Partner


                          By: /s/ Michael D. Weiner
                             Name:  Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital Advisors II, Inc.



                      APOLLO REAL ESTATE ADVISORS II, L.P.

                      By: Apollo Real Estate Capital Advisors II, Inc.
                           General Partner


                          By: /s/ Michael D. Weiner
                             Name:  Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital Advisors II, Inc.



                             Page 9 of 81 Pages
   372958.8

                                  APPENDIX A


            The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II.

            Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Capital Advisors II. The principal occupation of each of Messrs. Black and Hannan, each of whom is a citizen of the United States, is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors") and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack, who is a citizen of the United States, is to act as a consultant to Apollo Advisors and as a principal of Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.






                             Page 10 of 81 Pages
   372958.8

                                 Exhibit Index



Exhibit                                                                  Page

Ex-99.1  Exhibit I --   Stock Purchase Agreement, dated as of May 22,      12
                        1996, by and among KRONUS, TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and
                        Common Fund, and WEST, for itself and as trustee for Trust.

Ex-99.2  Exhibit II --  Option Agreement, dated as of May 22, 1996, by     29
                        and among KRONUS, TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and
                        Common Fund, and WEST, and as a trustee for Trust.

Ex-99.3  Exhibit III -- Option Agreement, dated as of May 24, 1996, by     52
                        and between KRONUS and TYNDALL.

Ex-99.4  Exhibit IV --  Assignment and Assumption Agreement, dated as      72
                        of June 3, 1996, by and between KRONUS and AREIF II, and acknowledged by TCW, for itself and as general partner or investment manager for Weyerhauser Trust, Special Credits III and
                        Common Fund, and WEST, for itself as trustee for Trust.

Ex-99.5  Exhibit V --   Assignment and Assumption Agreement, dated as      78
                        of June 3, 1996, by and between KRONUS and AREIF II, and acknowledged by TYNDALL.




                          Page 11 of 81 Pages
   372958.8

                                   Ex. 99.1
                                                                      EXHIBIT I
                    COMMON STOCK PURCHASE AND SALE AGREEMENT


      This Common Stock Purchase and Sale Agreement (the "Agreement"), dated as of May 22, 1996, by and among TCW SPECIAL CREDITS, a California general partnership, for itself (in its individual capacity, "TCW") and as general partner or investment manager for the entities (other than TCW Trust (as defined below)) set forth on Schedule I attached hereto (each entity set forth on
Schedule I (including TCW Trust), a "Selling Shareholder" and, collectively, the "Selling Shareholders"), TRUST COMPANY OF THE WEST, a California corporation, for itself (in its individual capacity, "Trust") and as trustee for TCW Special Credits Trust, a California collective investment trust ("TCW Trust"), and KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited liability company ("Purchaser").


                                   WITNESSETH:

      WHEREAS, the Common Stock, par value $0.01 per share (including the common stock purchase rights associated therewith, the "Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Company"), is publicly traded on the American Stock Exchange under the symbol "KE";

      WHEREAS, the Selling Shareholders collectively own 880,398 shares of the Company's Common Stock as more particularly set forth on Schedule I attached hereto under the heading "Total Shares" (as appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or other similar transaction, the "Shares"), which Shares constitute approximately 4.94% of the total issued and outstanding shares of Common Stock;

      WHEREAS, Purchaser desires to purchase a total of 195,256 of the Shares from the Selling Shareholder, ("Initial Shares"), and the Selling Shareholder desires to sell the Initial Shares to Purchaser, upon the terms and conditions hereinafter set forth;

      WHEREAS, Purchaser further desires to acquire from the Selling Shareholders an option to purchase the remaining 685,142 Shares (the "Option Shares"), and the Selling Shareholders desire to grant to Purchaser an option to purchase the Option Shares, upon the terms and conditions set forth in a separate Option Agreement to be executed and delivered simultaneous herewith;

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and


                              Page 12 of 81 Pages
conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

      1. Purchase and Sale of Initial Shares. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined) the Selling Shareholders shall sell to Purchaser, and Purchaser shall purchase from the Selling Shareholders, the number of Initial Shares set forth on Schedule I under the heading "Initial Shares".

      2.    Purchase Price; Payment Terms.

            (a) The purchase price (the "Purchase Price") payable per Share to be purchased by Purchaser hereunder shall be $12.50 (appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or other similar transaction with respect to the Common Stock) plus interest on such amount from April 26, 1996 through the date on which the Closing (as hereinafter defined) with respect to such Share occurs at a rate of 10% per annum, compounded monthly, based on a year of 366 days.

            (b) The aggregate Purchase Price for the Initial Shares shall be paid by Purchaser to the Selling Shareholders at Closing by wire transfer of immediately available funds to the account designated by the Selling Shareholders on Schedule I hereto (or such other account designated in writing by the Selling Shareholders at least forty-eight (48) hours prior to the time for Closing).

      3. Representations and Warranties of Selling Shareholders. TCW, Trust and the Selling Shareholders (each on behalf of and with respect to itself) make the following representations and warranties to Purchaser, each of which is true and correct on the date hereof, shall remain true and correct to and as of the Closing (as hereinafter defined) and shall survive the Closing:

            (a) TCW, Trust and each Selling Shareholder are duly organized, validly existing and in good standing under the laws of the State of California. Each of TCW and Trust has all requisite entity power and authority to enter into this Agreement and the other documents and instruments to be executed and delivered by TCW and Trust, respectively, and to carry out the transactions contemplated hereby and thereby. All entity actions and proceedings necessary to be taken by or on the part of each of TCW and Trust in connection with the transactions contemplated by this Agreement have been duly and validly taken.

            (b) No other act or proceeding on behalf of TCW, Trust or any Selling Shareholder is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered

                                 Page 13 of 81 Pages
by TCW, Trust and the Selling Shareholders pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly authorized, executed and delivered by TCW, Trust and the Selling Shareholders and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by TCW, Trust and the Selling Shareholders pursuant hereto will constitute, valid and binding agreements of each of TCW, Trust and the Selling Shareholders enforceable against TCW, Trust and such Selling Shareholders in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforceability of creditors' rights generally and by general equitable principles. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in any violation of or default under (a) any provision of the articles of incorporation, partnership agreement or bylaws, trust agreement or other governing document, each as amended and/or restated to date, of TCW, Trust or any Selling Shareholder, (b) any note, bond, mortgage, indenture, lease, agreement or other material instrument, permit, concession, grant, franchise or license to which TCW, Trust or any Selling Shareholder is a party or by which any of their properties or assets may be bound (provided that no representation or warranty is being made under this clause (b) as to the Amended and Restated Articles of Incorporation of the Company (as the same may be further amended from time to time, the "Articles")) or (c) any judgment, order, decree, injunction, law, statute, rule, permit, license or regulation applicable to TCW, Trust or any Selling Shareholder or any of their respective properties, or (ii) result in the acceleration of any material obligation or the creation of any material lien, charge or encumbrance upon any of the assets of TCW, Trust or any Selling Shareholder. No authorization, consent or approval of, or declaration of, filing with or notice to any third party or any governmental body or authority is necessary for the execution, delivery and performance of this Agreement by TCW, Trust or any Selling Shareholder.

            (c) The Selling Shareholders are the record and beneficial owners of the Initial Shares and Option Shares in the amounts set forth in Schedule I hereto, free and clear of any and all liens, claims, charges, pledges, security interests, voting or transfer restrictions and other encumbrances of any nature whatsoever (subject to any encumbrances imposed thereon or with respect thereto by the Articles or the restrictions on transfer contained in any applicable securities laws, if any) and the Initial Shares and the Option Shares are held by Sanwa Bank & Trust, as custodian, through an account on the book entry system maintained by the Depositary Trust Corporation. Upon the Closing, the Selling Shareholders shall convey to Purchaser good and

                                 Page 14 of 81 Pages
marketable title to the Initial Shares, free and clear of all liens, claims, charges, pledges, security interests, voting or transfer restrictions and other encumbrances of any nature whatsoever (subject to any encumbrances imposed thereon or with respect thereto by the Articles or the restrictions on further transfer contained in any applicable securities laws).

            (d) None of the Selling Shareholders nor any directors, officers, employees or agents thereof have retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof.

            (e) None of the Selling Shareholders has offered, directly or indirectly, any Shares beneficially owned thereby for sale, nor solicited any offer to buy any such Shares, by means of any general advertising or by any other form of general solicitation. None of the Selling Shareholders has offered, directly or indirectly, any Shares beneficially owned thereby for sale, nor solicited any offer to buy any such Shares, in any other manner that would require the sale of the Shares to be subject to the registration requirements of the Securities Act of 1933, as amended. Each of the Selling Shareholders confirms that it did not acquire any Shares with a view to, or for, resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended, which would not be exempt from the registration requirements of such Act.

            (f)  Each of the  Selling  Shareholders  is  solvent,  does not have unreasonably small capital and has not incurred debts beyond its ability to pay as they mature, and is not subject to, nor to the best of its knowledge, threatened by, any voluntary or involuntary reorganization, insolvency, bankruptcy or similar federal or state proceeding.

      4. Representations and Warranties of Purchaser. Purchaser makes the following representations and warranties to TCW, Trust and the Selling Shareholders, each of which is true and correct on the date hereof, shall remain true and correct to and as of the Closing, and shall survive the Closing:

            (a) Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite entity power and authority to enter into this Agreement and the other documents and instruments to be executed and delivered by Purchaser pursuant hereto and to carry out the transactions contemplated hereby and thereby. All entity actions and proceedings necessary to be taken by or on the part of Purchaser, and all partnership actions and proceedings necessary to be taken on the part of Apollo Real Estate Advisors II, L.P., a Delaware limited partnership and the managing member of Purchaser (the "Managing Member"), in connection with the

                                     Page 15 of 81 Pages
transactions contemplated by this Agreement have been duly and validly taken.

            (b) Neither any other act or proceeding on the part of Purchaser or its members, nor any other partnership act or proceeding on the part of the Managing Member or its partners, is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Purchaser pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly authorized, executed and delivered by Purchaser and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Purchaser pursuant hereto will constitute, valid and binding agreements of Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforceability of creditors' rights generally, and by general equitable principles.

            (c) Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in any violation of or default under (a) any provision of the Certificate of Formation or the Operating Agreement of Purchaser, each as amended and/or restated to date, (b) any note, bond, mortgage, indenture, lease, agreement or other material instrument, permit, concession, grant, franchise or license to which Purchaser is a party or by which any of its properties or assets may be bound or (c) any judgment, order, decree, injunction, statute, rule, permit, license or regulation applicable to Purchaser or any of its properties, or (ii) result in the acceleration of any material obligation or the creation of any material lien, charge or encumbrance upon any of the assets of Purchaser. No authorization, consent or approval of, or declaration of, filing with or notice to any governmental body or authority is necessary for the execution, delivery and performance of this Agreement by Purchaser.

            (d) Neither Purchaser nor any members, directors, partners, officers, employees or agents thereof has retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

            (e) Purchaser is a sophisticated investor capable of evaluating the merits and risks of investment in the Shares and of making an informed investment decision with respect thereto. Purchaser acknowledges that it has conducted its own review of the documents filed by the Company with the Securities and Exchange Commission (including, without limitation, any exhibits or

                                     Page 16 of 81 Pages
schedules) and that neither TCW, Trust nor any of the Selling Shareholders is making any representations or warranties with respect to such documents or their applicability to any of the transactions contemplated hereby. Neither TCW, Trust nor any of the Selling Shareholders has made any representation or warranty to Purchaser other than those set forth in Section 3. The Shares are being acquired by Purchaser for investment only and not with a view to resale or other distribution. Purchaser acknowledges and understands that the Shares being acquired hereunder may be subject to restrictions on resale under applicable federal or state securities laws in the absence of an exemption therefrom.

            (f) Purchaser has, or will have on the Closing Date, cash or cash equivalents available in an amount sufficient to consummate the transactions contemplated hereby.

      5. Option Agreement. Each of the Selling Shareholders and Purchaser covenants and agrees to execute and deliver to the other, simultaneous with the execution and delivery of this Agreement, an option agreement (the "Option Agreement") with respect to the Option Shares, which Option Agreement shall be in substantially the form attached hereto as Exhibit A.

      6.    Conditions Precedent to Purchaser's Obligations.

            (a) Each and every obligation of Purchaser to be performed on the Closing Date (as hereinafter defined) shall be subject to the satisfaction prior to or at the Closing of each of the following conditions:

                   (i) Each of the representations and warranties made by TCW, Trust and each Selling Shareholder in this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date, except for any representation or warranty that expressly indicates that it is being made as of a specific date.

                  (ii) Each of TCW, Trust and the Selling Shareholders shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

                  (iii) There shall not have been any injunction or restraining order issued in or by any federal or state court or governmental authority that enjoins or prohibits consummation of the transactions contemplated hereby or imposes materially adverse limitations on Purchaser's ownership of or exercise of rights relating to the Shares.

                                     Page 17 of 81 Page

      7.    Conditions Precedent to Selling Shareholders'
Obligations.

            (a) Each and every obligation of the Selling Shareholders to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions:

                   (i) Each of the representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of such Closing Date as though such representations and warranties were made or given on and as of such Closing Date.

                  (ii) Purchaser shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement which are to be performed or complied with by it prior to or on such Closing Date.

                  (iii) There shall not have been any injunction or restraining order issued in or by any federal or state court or governmental authority that enjoins or prohibits consummation of the transactions contemplated hereby.

      8. Closing. The closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Battle Fowler LLP, 75 E. 55th Street, New York, New York, at 10:00 a.m. (Eastern time) on May 31, 1996, or at such other time and place as the parties hereto shall mutually agree upon in writing. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

      9. Documents to Be Delivered by the Selling Shareholders at the Closing. At the Closing, the Selling Shareholders shall deliver to Purchaser the following documents, in each case duly executed or otherwise in proper form:

            (a) Either (i) stock certificates representing the Shares, duly endorsed for transfer or with duly executed stock powers attached thereto, or
(ii) other customary evidence of transfer of the Shares.

            (b) A certificate signed by a duly authorized general partner of TCW, on behalf of TCW and the Selling Shareholders (other than TCW Trust), and a duly authorized officer of Trust, on behalf of Trust and TCW Trust, that each of the representations and warranties made by TCW and the Selling Shareholders (other than TCW Trust) and Trust and TCW Trust, respectively, in this Agreement is true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and

                                     Page 18 of 81 Pages
warranties had been made or given on and as of the Closing Date, except for any representation or warranty that expressly indicates that it is being made as of a specific date, and that TCW and the Selling Shareholders (other than TCW Trust) and Trust and TCW Trust, respectively, have performed and complied with all of their respective obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

            (c) All other documents, instruments or writings required to be delivered by the Selling Shareholders at or prior to the Closing pursuant to this Agreement and such other documents as the Purchaser may reasonably request.

      10.   Documents to Be Delivered by Purchaser at the Closing.

            At the Closing, Purchaser shall deliver to TCW, on behalf of the Selling Shareholders (other than TCW Trust), and Trust, on behalf of TCW Trust, the following documents, in each case duly executed or otherwise in proper form:

            (a) A wire transfer in payment of the Purchase Price for the Shares, as required by Section 2 hereof.

            (b) A certificate signed by a duly authorized representative of the Managing Member, on behalf of Purchaser, that the representations and warranties made by Purchaser in this Agreement are true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date, and that Purchaser has performed and complied with all of Purchaser's obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

            (c) All other documents, instruments or writings required to be delivered by the Purchaser at or prior to the Closing pursuant to this Agreement and such other documents as the Selling Shareholders may reasonably request.

      11.   Indemnification.

            (a) Subject to the terms and conditions of this Section 11, TCW, Trust and each Selling Shareholder (each on behalf of and with respect to itself) hereby agrees to indemnify, defend and hold harmless Purchaser and its members, directors, partners, officers, employees and controlled and controlling persons (hereinafter "Purchaser's Affiliates") from and against all Claims (as hereinafter defined) asserted against, resulting to, imposed upon, or incurred by Purchaser or Purchaser's Affiliates, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of TCW, Trust or such Selling Shareholder contained in this Agreement, or (b) the breach of any

                                     Page 19 of 81 Pages
covenant of TCW, Trust or such Selling Shareholder contained in this Agreement. As used in this Section 11, the term "Claim" shall mean all liabilities losses, damages judgments, awards, settlements, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses).

            (b) Subject to the terms and conditions of this Section 11, Purchaser hereby agrees to indemnify, defend and hold harmless TCW, Trust and the Selling Shareholders and their respective directors, officers, partners, trustees, employees and controlled and controlling persons (hereinafter "Selling Shareholders' Affiliates") from and against all Claims asserted against, resulting to, imposed upon or incurred by any of the Selling Shareholders or the Selling Shareholders' Affiliates, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Purchaser contained in this Agreement, or (b) the breach of any covenant of Purchaser contained in this Agreement.

            (c) The obligations and liabilities of any party to indemnify any other person under this Section 11 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

                   (i) The party or parties to be indemnified (whether one or more, the "Indemnified Party") will give the party from whom indemnification is sought (the "Indemnifying Party") prompt written notice of any such Claim, and the Indemnifying Party will undertake the defense thereof by representatives chosen by it. Failure to give such notice shall not affect the Indemnifying Party's duty or obligations under this Section 11, except to the extent the Indemnifying Party is prejudiced thereby. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

                  (ii) If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment therein.

                  (iii) Anything in this subsection (c) to the contrary notwithstanding, (x) if there is a reasonable probability that a

                                     Page 20 of 81 Pages

Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to participate in the defense of such Claim, and (y) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such Claim.

      12. Termination. This Agreement may be terminated by either TCW, the Trust and the Selling Shareholders, on one hand, or the Purchaser, on the other hand, if the Closing shall not have been consummated on or prior to May 31, 1996; provided, however, that the obligations of each of the parties hereto under
Section 11, (solely with respect to events that shall have occurred prior to such termination) and 14 through 26 shall continue in full force and effect notwithstanding any such termination, and that except as otherwise expressly set forth herein no party shall be relieved from any liability of any kind or nature whatsoever resulting from or arising out of a breach thereby of this Agreement occurring prior to such termination.

      13. Further Assurances. From time to time prior to, at and after the Closing, each party hereto shall use all commercially reasonable efforts to carry out and effectuate the transactions contemplated by this Agreement.

      14. Notices. Any notices required or allowed to be furnished pursuant to the terms hereof shall be provided to TCW, Trust and the Selling Shareholders and Purchaser at the addresses set forth with their signatures below. Notices hereunder shall be in writing and may be hand delivered, mailed, delivered by overnight courier service or, if facsimile numbers are provided below, transmitted by facsimile. If mailed, such notices shall be sent by certified mail, postage prepaid, return receipt requested. The date which is three (3) business days after the date of mailing shall be deemed to be the date on which the notice was given. The postmark affixed to such notice by the U.S. Post Office shall be conclusively presumed to be the date of mailing for purposes of this Section. In the case of notices given by hand delivery or overnight courier, such notices shall be deemed given on the date of the actual receipt. If transmitted by facsimile, such notices shall be deemed given on the date of the actual facsimile transmission, except that if a facsimile transmission is transmitted after business hours or on a weekend or legal holiday in the State of New York, then the notice shall be deemed given on the next business day following the transmission of the facsimile transmission.

      15. Attorneys' Fees. In the event any party hereto finds it necessary to bring any suit, action, or other proceeding at law or

                              Page 21 of 81 Pages
equity to interpret, enforce or implement any of the terms, covenants or conditions hereof or of any instrument executed pursuant to this Agreement, or by reason of any breach or default hereunder, the party prevailing in any such action or proceeding, including any bankruptcy proceeding and/or any appeal, shall be paid all costs and reasonable attorneys' fees by the non-prevailing party, and in the event any judgment is secured by such prevailing party, all such costs and attorneys' fees shall be included in any such judgment, attorneys' fees to be set by the court and not by the jury. No termination of this Agreement upon any grounds or in any circumstances addressed herein or otherwise will impair or limit a prevailing party's right to recover from the other party its attorneys' fees and costs in accordance with the provisions of this Section.

      16. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof.

      17.   Assignment; Parties in Interest.

            (a) Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties. Notwithstanding the foregoing, TCW, Trust and the Selling Shareholders hereby consent to Purchaser assigning its rights hereunder to any of its affiliates which do not have unreasonably small capital and are able to perform Purchaser's obligations under this Agreement (an "Apollo Affiliate"), which includes, without limitation, Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P.. Purchaser agrees to notify TCW, Trust and the Selling Shareholders within five (5) days after said assignment or any other assignment of Purchaser's rights under this Agreement to which the Selling Shareholders may hereafter consent, and such notification shall be accompanied by a copy of the instrument of assignment. Notwithstanding the foregoing, TCW, Trust and the Selling Shareholders shall have no obligation to execute and deliver closing documents pursuant to this Agreement in favor of anyone other than the original Purchaser identified herein or an Apollo Affiliate as assignee, unless TCW, Trust and the Selling Shareholders receive written notification at least five (5) business days prior to the Closing. An assignment by Purchaser of its rights under this Agreement to any entity other than an Apollo Affiliate shall not release Purchaser from its obligations and liabilities under this Agreement, including, without limitation, its obligation to close the purchase of Shares if its assignee fails to close this transaction or if Purchaser's notice of an assignment is not duly given to the Selling Shareholders within the time period provided for herein. An assignment by Purchaser of its rights under this Agreement to an Apollo Affiliate shall release Purchaser from all obligations and liabilities under this Agreement

                              Page 22 of 81 Pages
and such Apollo Affiliate shall be solely obligated and liable. Such Apollo Affiliate shall then be deemed to be the "Purchaser" with all rights under this Agreement.

            (b) This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

      18. Expenses. Except as hereinafter set forth, each of the parties hereto shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby. Notwithstanding the foregoing, Selling Shareholders shall pay any sales, use, excise, transfer or other similar tax imposed with respect to the transactions provided for in this Agreement (and any interest or penalties related thereto).

      19. Saturdays, Sundays and Legal Holidays. If the time for performance of any of the terms, conditions and provisions hereof shall fall on a Saturday, Sunday or legal holiday, then the time of such performance shall be extended to the next business day thereafter.

      20. Usage of Gender Specific Terms. As used herein, each of the masculine, feminine and neuter genders shall include the other genders, the singular shall include the plural, and the plural shall include the singular, wherever appropriate to the context.

      21. Entire Agreement; Amendment. This Agreement embodies the entire agreement of the parties with respect to the transactions contemplated herein, including the purchase and sale of the Shares, and all prior understandings and agreements of the parties relating thereto are merged herein. This Agreement may not be modified in any manner whatsoever except by a written instrument signed by each of the Selling Shareholders and Purchaser.

      22. Waiver. No delay in exercising any right or remedy of any of the parties hereunder shall constitute a waiver thereof, and no waiver by either Selling Shareholder, or by Purchaser, of the breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding breach of the same or any other covenant or condition of this Agreement.

      23. Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

      24. Severability. If any term, covenant or condition of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other

                              Page 23 of 81 Pages
provision hereof and this Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

      25. Public Announcements. The parties shall mutually agree on the content and timing of any public disclosure in relation to the transactions contemplated hereby, subject to applicable requirements of law.

      26. Limitations on Liability. The parties hereto acknowledge and agree that in no event shall any of the partners, members, officers, directors, shareholders, employees, trustees, agents or investment managers (collectively "Representatives") of TCW, Trust or any Selling Shareholder, on one hand, or of the Managing Member or Purchaser, on the other hand, have any obligation or liability to Purchaser, on the one hand, or TCW, Trust and the Selling Shareholders, on the other hand, for any action taken or omitted by or on behalf of any Selling Shareholder or Purchaser, respectively, hereunder or in connection herewith (such obligation and liability being the sole responsibility of such Selling Shareholder or Purchaser, respectively, hereunder). The parties hereto further acknowledge and agree that all obligations and liabilities of each Selling Shareholder, on one hand, and Purchaser, on the other hand, under this Agreement or in connection herewith are enforceable solely against such Selling Shareholder and its assets and not against the assets of TCW or Trust and not against the assets of any Representative of Purchaser, respectively; provided, however, that if such obligations and liabilities of each Selling Shareholder are not specifically attributable to a particular Selling Shareholder, then the obligations and liabilities of each Selling Shareholder shall be several in the proportion of the aggregate Shares of each Selling Shareholder set forth on Schedule I hereto and not joint and several. The provisions of this Section 26 shall in no way limit or otherwise affect TCW's responsibility or Trust's responsibility to Purchaser for any breach by TCW on its own behalf, or Trust on its own behalf, respectively, hereunder.

      27. Execution. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any party may execute this Agreement by transmitting a copy of its signature by facsimile to the other parties. In such event the signing party shall deliver an original of the signature page to each of the other parties within one business day of signing, and

                              Page 24 of 81 Pages
failure to so deliver such originals shall result in the facsimile copy of that party's signature being treated as an original.

            IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date and year first above written.

SELLING
SHAREHOLDERS:           TCW SPECIAL CREDITS, a California general
                              partnership, as general partner or investment manager of the entities set forth on Schedule I attached hereto (other than TCW Special Credits Trust)

                        By:   TCW Asset Management Company, its
                                    managing general partner

                        By:   /s/ Bruce A. Karsh
                              Name: Bruce A. Karsh
                              Title:   Authorized Signatory


                        By:   /s/ Kenneth Liang
                              Name: Kenneth Liang
                              Title:   Authorized Signatory


                        Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                                    Attn:  Bruce A. Karsh, President
                          Facsimile No.: (213) 694-1592

                        TRUST COMPANY OF THE WEST, a California corporation,  as
                              trustee of TCW Special Credits Trust, a California collective investment trust

                        By:   /s/ Bruce A. Karsh
                              Name: Bruce A. Karsh
                              Title:   Authorized Signatory

                        By:   /s/ Kenneth Liang
                              Name: Kenneth Liang
                              Title:   Authorized Signatory

                        Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                                    Attn:  Bruce A. Karsh, President
                          Facsimile No.: (213) 694-1592


                              Page 25 of 81 Pages

TCW:                    TCW SPECIAL CREDITS, a California general
                              partnership

                        By:   TCW Asset Management Company, its
                                    managing general partner

                        By:   /s/ Bruce A. Karsh
                              Name: Bruce A. Karsh
                              Title:   Authorized Signatory

                        By:   /s/ Kenneth Liang
                              Name: Kenneth Liang
                              Title:   Authorized Signatory

                        Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                                    Attn:  Bruce A. Karsh, President
                          Facsimile No.: (213) 694-1592

TRUST:                  TRUST COMPANY OF THE WEST, a California
                              corporation

                        By:   /s/ Bruce A. Karsh
                              Name: Bruce A. Karsh
                              Title:   Authorized Signatory

                        By:   /s/ Kenneth Liang
                              Name: Kenneth Liang
                              Title:   Authorized Signatory

                        Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                                    Attn:  Bruce A. Karsh, President
                          Facsimile No.: (213) 694-1592




                                     Page 26 of 81 Pages

PURCHASER:              KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware
                              limited liability company

                        By:  Apollo Real Estate Advisors II, L.P.,
                                    its managing member

                              By:   Apollo Real Estate Capital Advisors
                                    II, Inc., its general partner

                              By:    /s/ W. Edward Scheetz
                              Name:  W. Edward Scheetz
                              Title: Vice President
                              Address: c/o Apollo Real Estate Advisors, L.P. 1301 Avenue of the Americas
                                          38th Floor
                                          New York, New York 10019
                                          Attn:  W. Edward Scheetz
                              Facsimile No.: (212) 261-4060


                              Page 27 of 81 Pages

                                   SCHEDULE I

                               Koger Equity, Inc.
                                  Common Stock



                                        Initial    Option
 Entity        Percentage     Shares    Shares     Total

Weyerhauser
Company Master
Retirement Trust      18.6    36,390   127,692   164,082

TCW Special
Credits Fund III      53.5   104,367   366,216   470,583

The Common Fund
for Bond
Investments            3.8     7,476    26,232    33,708

TCW Special
Credits Trust         24.1    47,023   165,002   212,025
                   -----     -------   -------  --------

                     100.0   195,256   685,142   880,398






Wiring Instructions - TCW Special Credits

Sanwa Bank of California/Trust Operations
Monterey Park, California  91754
ABA Routing #122003516
Account:  TCW Special Credits Escrow Account
A/C #400-3500
Ref:  TCW/Koger/Apollo

                              Page 28 of 81 Pages

                                   Ex. 99.2
                                                                     EXHIBIT II
                                OPTION AGREEMENT

      THIS OPTION AGREEMENT, dated as of May 22, 1996 (the "Option Agreement"), is entered into by and among TCW SPECIAL CREDITS, a California general partnership, for itself (in its individual capacity, "TCW") and as general partner or investment manager for the entities (other than TCW Trust (as defined below)) set forth on Schedule I attached hereto (each entity set forth on
Schedule I (including TCW Trust), a "Grantor" and, collectively, the "Grantors"), TRUST COMPANY OF THE WEST, a California corporation, for itself (in its individual capacity, "Trust") and as trustee for TCW Special Credits Trust, a California collective investment trust ("TCW Trust"), and KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited liability company ("Recipient").

                              W I T N E S S E T H:

      WHEREAS, Grantors and Recipient have entered into a Common Stock Purchase and Sale Agreement, dated as of May 22, 1996 (the "Agreement"), which agreement is being executed simultaneously with this Option Agreement; and

      WHEREAS, as a condition to Recipient's entry into the Agreement and in consideration of the Option Payment (as hereinafter defined), Grantors have agreed to grant to Recipient, on the terms and conditions set forth herein, an Option (as hereinafter defined) entitling Recipient to purchase an aggregate of 685,142 shares (as appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or other similar transaction, the "Option Shares") of the Common Stock, par value $.01 per share (including the common stock purchase rights associated therewith, the "Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Company").

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

      1. Grant of Option. Concurrently with the execution of the Agreement and receipt of the Option Payment (as defined in Section 2 hereof), each Grantor hereby grants to Recipient an irrevocable option (the "Option") to purchase the Option Shares set forth opposite such Grantor's name on Schedule I hereto under the heading "Option Shares". The Option shall be exercisable in whole or in part at a price per Option Share (the "Exercise Price") equal to $12.50 (appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation,

                              Page 29 of 81 Pages
reclassification, recapitalization or other similar transaction with respect to the Common Stock), plus interest on such amount from April 26, 1996 to but not including the date on which the Closing (as hereinafter defined) with respect to the Option Shares occurs at a rate of 10% per annum, compounded monthly, based on a year of 366 days. The Option Payment (as defined below) and the Additional Option Payment (as defined below), if paid, shall be applied in full to payment of the Exercise Price multiplied by the Option Shares purchased.

      2. Option Payment. Simultaneously with the execution of this Option Agreement, Recipient will pay to Grantors the aggregate sum of One Hundred Sixty-Six Thousand Nine Hundred ($166,900) Dollars (the "Option Payment") (to be paid among the Grantors according to the percentages set forth on Schedule I hereto) in consideration of the granting of the Option. The Option Payment shall be non-refundable and shall be paid by Recipient to Grantors by wire transfer of immediately available funds to the account designated on Schedule I hereto.

      3. Expiration Date; Additional Option Payment. The Option may be exercised in whole or in part at any time prior to the Expiration Date (as hereinafter defined). For purposes of this Option Agreement and the Option, the Expiration Date shall mean the earliest to occur of the following: (a) 5:00 p.m. (Eastern time) on May 31, 1996, if the Closing of the purchase and sale of the Initial Shares pursuant to the Agreement has not occurred on or before such date; (b) the termination of this Option Agreement pursuant to Section 16 hereof; and (c) 5:00 p.m. (Eastern time) on August 1, 1996 (unless extended as provided below). In the event the Option has not been exercised and the Expiration Date has not occurred on or before August 1, 1996, Recipient may, at its sole option, extend the Expiration Date as set forth in clause (c) of the preceding sentence from August 1, 1996 to October 31, 1996, by notifying Grantors in writing on or before the close of business on July 26, 1996 of its intention to exercise such right and payment to Grantors on or before August 1, 1996 of an additional option payment of Three Hundred Thirty Three Thousand Eight Hundred ($333,800) Dollars (the "Additional Option Payment") (to be paid among the Grantors according to the percentages set forth on Schedule I hereto). Any such notice of extension shall be irrevocable and the Additional Option Payment shall be non-refundable and shall be paid by Recipient to Grantors by wire transfer of immediately available funds to the account designated on Schedule I hereto (or such other account as Grantors shall designate in writing) not later than the close of business on August 1, 1996. Notwithstanding anything to the contrary contained in this Agreement, if the Option is exercised the Option Payment and the Additional Option Payment shall be applied in full to payment of the Exercise Price multiplied by the Option Shares purchased.

                                    Page 30 of 81 Pages

      4. Representations and Warranties of TCW, Trust and the Grantors. TCW, Trust and Grantors (each on behalf of and with respect to itself) make the following representations and warranties to Recipient, each of which is true and correct on the date hereof, shall remain true and correct to and as of the Closing (as hereinafter defined) and shall survive the Closing:

            (a) TCW, Trust and each Grantor is duly organized, validly existing and in good standing under the laws of the State of California. TCW, Trust and each Grantor has all requisite entity power and authority to enter into this Option Agreement and the other documents and instruments to be executed and delivered by it pursuant hereto, and to carry out the transactions contemplated hereby and thereby. All entity actions and proceedings necessary to be taken by or on the part of each of TCW, Trust and each Grantor in connection with the transactions contemplated by this Option Agreement have been duly and validly taken.

            (b) No other act or proceeding on behalf of TCW, Trust or any Grantor is necessary to authorize this Option Agreement or the other documents and instruments to be executed and delivered by TCW, Trust or any Grantor pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Option Agreement has been duly and validly authorized, executed and delivered by TCW, Trust and the Grantors and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by TCW, Trust and the Grantors pursuant hereto will constitute, valid and binding agreements of TCW, Trust and the Grantors enforceable in accordance with their respective terms against TCW, Trust and the Grantors.

            (c) Neither the execution, delivery and performance of this Option Agreement by TCW, Trust or any Grantor nor the consummation of the transactions contemplated herein will, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in any violation of or default under
(a) any provision of the articles of incorporation, partnership agreement, bylaws, trust agreement or other governing document, each as amended and/or restated to date, of TCW, Trust or any Grantor, (b) any note, bond, mortgage, indenture, lease, agreement or other material instrument, permit, concession, grant, franchise or license to which TCW, Trust or any Grantor is a party or by which any of its properties or assets may be bound (provided that no representation or warranty is being made under this clause (b) as to the Amended and Restated Articles of Incorporation of the Company (as the same may be further amended from time to time, (the "Articles")) or (c) any judgment, order, decree, injunction, law, statute, rule, permit, license or regulation applicable to TCW, Trust or any Grantor or any of its properties, or (ii) result in the acceleration of any material

                              Page 31 of 81 Pages
obligation or the creation of any material lien, charge or encumbrance upon any of the assets of TCW, Trust or any Grantor. No authorization, consent or approval of, or declaration of, filing with or notice to any third party or any governmental body or authority is necessary for the execution, delivery and performance of this Option Agreement by TCW, Trust or any Grantor.

            (d) Grantors are the sole record and beneficial owners of the Option Shares, free and clear of any and all liens, claims, charges, pledges and security interests, voting or transfer restrictions and other encumbrances of any nature whatsoever (subject to any encumbrances imposed thereon or with respect thereto by the Articles or the restrictions on transfer contained in any applicable securities laws, if any) and the Option Shares are held by Sanwa Bank and Trust, as custodian, through an account on the book entry system maintained by the Depositary Trust Corporation. Upon the Closing, Grantors shall convey to Recipient good and marketable title to the Option Shares, free and clear of any and all liens, claims, charges, pledges, security interests, voting or transfer restrictions and other encumbrances of any nature whatsoever (subject to any encumbrances imposed thereon or with respect thereto by the Articles or the restrictions on transfer contained in any applicable securities laws).

            (e) None of the Grantors nor any of the directors, officers, employees or agents thereof has retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof.

            (f) None of the Grantors has offered, directly or indirectly, any Option Shares beneficially owned thereby for sale, nor solicited any offer to buy any such Option Shares, by means of any general advertising or by any other form of general solicitation. None of the Grantors has offered, directly or indirectly, any Option Shares beneficially owned thereby for sale, nor solicited any offer to buy any such Option Shares, in any other manner that would require the sale of the Option Shares pursuant to the exercise of the Option granted hereunder to be subject to the registration requirements of the Securities Act of 1933, as amended. Each of the Grantors confirms that it did not acquire any Option Shares with a view to, or for, resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended, which would not be exempt from the registration requirements of such Act.

            (g) Each of the Grantors is solvent, does not have unreasonably small capital and has not incurred debts beyond its ability to pay as they mature, and is not subject to, nor to the

                              Page 32 of 81 Pages
best  of  its   knowledge,   threatened   by,  any   voluntary  or   involuntary
reorganization, insolvency, bankruptcy or similar federal or state proceeding.

      5. Representations and Warranties of Recipient. Recipient makes the following representations and warranties to TCW, Trust and Grantors, each of which is true and correct on the date hereof, shall remain true and correct to and as of the Closing, and shall survive the Closing:

            (a) Recipient is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Recipient has all requisite entity power and authority to enter into this Option Agreement and the other documents and instruments to be executed and delivered by Recipient pursuant hereto and to carry out the transactions contemplated hereby and thereby. All entity actions and proceedings necessary to be taken by or on the part of Recipient, and all partnership actions and proceedings necessary to be taken on the part of Apollo Real Estate Advisors II, L.P., a Delaware limited partnership and the managing member of Recipient (the "Managing Member"), in connection with the transactions contemplated by this Option Agreement have been duly and validly taken.

            (b) Neither any other act or proceeding on the part of Recipient or its members, nor any other partnership act or proceeding on the part of the Managing Member or its partners, is necessary to authorize this Option Agreement or the other documents and instruments to be executed and delivered by Recipient pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Option Agreement has been duly and validly authorized, executed and delivered by Recipient and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Recipient pursuant hereto will constitute, valid and binding agreements of Recipient, enforceable against Recipient in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforceability of creditors' rights generally, and by general equitable principles.

            (c) Neither the execution, delivery and performance of this Option Agreement by Recipient nor the consummation of the transactions contemplated herein will, with or without the giving of notice or the lapse of time, or both,
(i) conflict with or result in any violation of or default under (a) any provision of the Certificate of Formation or the Operating Agreement of Recipient, each as amended and/or restated to date, (b) any note, bond, mortgage, indenture, lease, agreement or other material

                              Page 33 of 81 Pages
instrument, permit, concession, grant, franchise or license to which Recipient is a party or by which any of its properties or assets may be bound or (c) any judgment, order, decree, injunction, statute, rule, permit, license or regulation applicable to Recipient or any of its properties, or (ii) result in the acceleration of any material obligation or the creation of any material lien, charge or encumbrance upon any of the assets of Recipient. No authorization, consent or approval of, or declaration of, filing with or notice to any governmental body or authority is necessary for the execution, delivery and performance of this Option Agreement by Recipient or the consummation of the transactions contemplated herein.

            (d) Neither Recipient nor any members, directors, partners, officers, employees or agents thereof has retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

            (e) Recipient is a sophisticated investor capable of evaluating the merits and risks of investment in the Option and the underlying Option Shares and of making an informed investment decision with respect thereto. Recipient acknowledges that it has conducted its own review of the documents filed by the Company with the Securities and Exchange Commission (including, without limitation, any exhibits or schedules) and that, except as expressly set forth herein, neither TCW, Trust nor any of the Grantors is making any representations or warranties with respect to such documents. The Option Shares are being acquired by Recipient for investment only and not with a current view to resale or other distribution. Recipient acknowledges and understands that the Option Shares being acquired hereunder may be subject to restrictions on resale under applicable federal or state securities laws in the absence of an exemption therefrom.

            (f) Recipient has, or will have at Closing, cash or cash equivalents available in an amount sufficient to consummate the transactions contemplated hereby.

      6.    Covenants of TCW, Trust and Grantors.

            (a) From the date hereof until the earliest to occur of (i) the termination of this Option Agreement in accordance with Section 16, (ii) the Expiration Date, and (iii) the Final Date (as hereinafter defined in Section 10(a)), TCW, Trust and each of the Grantors covenants and agrees that it will not, without the prior written consent of Recipient, directly or indirectly: grant any proxies that would bind Recipient after its purchase of the Option Shares; enter into any voting trust or other agreement or arrangement with respect to the voting of any Option Shares that would bind Recipient after its purchase of the

                              Page 34 of 81 Pages

Option Shares; or sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Option Shares. TCW, Trust and each of the Grantors agrees not to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or assignment or understanding during such period.

            (b) At anytime prior to the Final Date or the date of written notice terminating this Option Agreement in accordance with Section 16, TCW, Trust and each of the Grantors shall not, directly or indirectly, solicit or initiate any offer or indication of interest from any person with respect to any proposal of a merger or other business combination involving the Company or its subsidiaries or any proposal or offer to acquire in any manner any equity interest in, or a portion of the assets of, the Company or its subsidiaries.

            (c) TCW, Trust and each of the Grantors covenants and agrees to cooperate with Recipient and the Company in causing the event in Section 8(d) to occur including, without limitation, responding to any inquiries from the Federal Trade Commission (the "FTC") or the United States Department of Justice ("DOJ").

            (d) TCW, Trust and each of the Grantors covenants and agrees that it shall, upon the request of Recipient, take all reasonable efforts to obtain all regulatory approvals necessary for consummation of the transaction contemplated hereby.

      7. Covenants of Recipient. Recipient covenants and agrees that in the event it determines to exercise the Option it will promptly prepare and file all documents with the FTC and the DOJ as are required to be filed by Recipient pursuant to the Hart-Scott-Rodino Act of 1976, as amended (the "HSR Act"), with respect to the Closing and shall furnish promptly all materials thereafter requested by any of the regulatory agencies having jurisdiction over such filings by Recipient, provided that the failure to obtain termination of any applicable waiting period or clearance under the HSR Act shall not extend the Expiration Date.

      8. Conditions Precedent to Recipient's Obligations. Each and every obligation of Recipient to be performed on the Closing Date (as hereinafter defined) shall be subject to the satisfaction of Recipient prior to or at the Closing of each of the following conditions:

            (a) Each of the representations and warranties made by TCW, Trust and the Grantors in this Option Agreement shall be true and correct in all material respects when made and shall be

                              Page 35 of 81 Pages
true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date.

            (b) TCW, Trust and each of the Grantors shall have in all material respects performed and complied with all of its agreements, obligations and covenants under this Option Agreement which are to be performed or complied with by it prior to or on the Closing Date, including the delivery of the closing documents specified in Section 11.

            (c) There shall not have been any injunction or restraining order issued in or by any federal or state court or governmental agency that enjoins, restrains or prohibits consummation of the transactions contemplated hereby or imposes materially adverse limitations on Recipient's ownership or exercise of rights relating to the Option Shares.

            (d) All applicable waiting periods shall have expired or early termination shall have been received under the HSR Act to consummate the Closing.

            (e)  The Closing shall occur on or before the Expiration Date.

      9. Conditions Precedent to Grantors's Obligations. Each and every obligation of Grantors to be performed on the Closing Date shall be subject to the satisfaction of Grantors prior to or at the Closing of the following conditions:

            (a) Each of the representations and warranties made by Recipient in this Option Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of such closing Date as though such representations and warranties were made or given on and as of such closing Date.

            (b) Recipient shall have in all material respects performed and complied with all of its agreements, obligations and covenants under this Option Agreement which are to be performed or complied with by it prior to or on such Closing Date, including the delivery of the closing documents specified in
Section 12.

            (c) There shall not have been any injunction or restraining order issued in or by any federal or state court or governmental agency that enjoins, restrains or prohibits consummation of the transactions contemplated hereby.

            (d)   The Closing shall occur on or before the Expiration Date.

                                   Page 36 of 81 Pages

      10.   Closing.

            (a) The closing of the purchase and sale of the Option Shares upon the exercise of the Option (the "Closing") shall take place at the offices of Battle Fowler LLP, 75 East 55th Street, New York, NY 10022 at 10:00 a.m. (New York time) on the fifth business day following the latter to occur of: (i) the exercise of the Option (in whole or in part) by Recipient, as evidenced by delivery of written notice of exercise and presentation and surrender of the Option to Grantors at their principal office (as provided in Section 1 of the Option), which exercise shall be irrevocable; and (ii) satisfaction of the condition set forth in Section 8(d) (or at such other time and place as the parties hereto shall mutually agree upon in writing). The date on which the Closing occurs is referred to in this Option Agreement as the "Closing Date." Notwithstanding the foregoing, and except as provided in Section 10(b) below, the Closing shall take place on or before August 1, 1996 (the "Final Date").

            (b) Without limiting Recipient's rights under Section 3, in the event Recipient has exercised the Option, but the Closing has not occurred, prior to August 1, 1996, Recipient may, at its sole option, extend the Final Date as set forth in Section 10(a) above from August 1, 1996 to October 31, 1996, by notifying Grantors in writing or before the close of business on July 26, 1996 of its intention to exercise such right and payment to Grantors on or before August 1, 1996 of the non-refundable Additional Option Payment as provided in Section 3 above.

      11. Documents to Be Delivered by Grantors at the Closing. At the Closing, Grantors shall deliver to Recipient the following documents, in each case duly executed or otherwise in proper form:

            (a) Either (i) stock certificates representing the Option Shares, duly endorsed for transfer or with duly executed stock powers attached thereto, or (ii) other customary evidence of transfer of the Option Shares.

            (b) A certificate signed by a duly authorized general partner of TCW, on behalf of TCW and the Grantors (other than TCW Trust), and a duly authorized officer of Trust, on behalf of Trust and TCW Trust, that each of the representations and warranties made by TCW and the Grantors (other than TCW Trust) and Trust and TCW Trust, respectively, in this Option Agreement is true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of such Closing Date, except for any representation or warranty that expressly indicates that it is being made as of a specific date, and that TCW and the Grantors (other than TCW Trust) and Trust and TCW

                                    Page 37 of 81 Pages

Trust, respectively, have performed and complied with all of their respective obligations under this Agreement which are to be performed or complied with on or prior to such Closing Date.

            (c) All other documents, instruments or writings required to be delivered by the Grantors at or prior to the Closing pursuant to this Option Agreement and such other documents as Recipient may reasonably request.

      12.   Documents to Be Delivered by Recipient at the Closing.

            At the Closing, Recipient shall deliver to TCW, on behalf of the Grantors (other than TCW Trust), and Trust, on behalf of TCW Trust, the following documents, in each case duly executed or otherwise in proper form:

            (a) A wire transfer in payment of the aggregate Exercise Price for the Option Shares, as determined in accordance with Section 1 hereof.

            (b) A certificate signed by a duly authorized representative of the Managing Member, on behalf of Recipient, that the representations and warranties made by Recipient in this Option Agreement are true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date, and that Recipient has performed and complied with all of Recipient's obligations under this Option Agreement which are to be performed or complied with on or prior to the Closing Date.

            (c) All other documents, instruments or writings required to be delivered by Recipient at or prior to the Closing pursuant to this Option Agreement and such other documents as Grantors may reasonably request.

      13.   Price Protection.

            (a) For purposes of this Section 13, the following definitions shall apply:

                   (i) The term "Act" means the Securities Exchange Act of 1934, as amended.

                  (ii)  The term "Acquisition Transaction" shall mean:

                        (A) The Recipient, any Affiliate thereof or any "group" (within the meaning of Section 13(d) and 14(d)(2) of the Act) of which the Recipient or any Affiliate thereof is a member becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated pursuant to the Act) of

                              Page 38 of 81 Pages
      more than 50% of the outstanding Common Stock (other than as provided in clause (C) below);

                        (B) The Recipient or any Affiliate thereof acquires all or substantially all of the assets of the Company, in one transaction or a series of related transactions; or

                        (C) The Company consolidates with or merges with or into any other Person of which the Recipient or any Affiliate thereof "beneficially owns" more than 50% of the outstanding voting stock.

                  (iii) The terms "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations of the Act.

                  (iv) The term "Interim Interest" shall mean interest on the Exercise Price from the Closing Date through the date the Acquisition Transaction is completed at a rate of 10% per annum, compounded monthly, based on a year of 366 days.

                   (v) The term "Person" shall mean any individual, firm, partnership, corporation or other entity, including any successor (by merger or otherwise) of such entity, or a group of any of the foregoing acting in concert.

                  (vi)  The term "Price Protected Shares" shall mean:

                        (A) if Recipient or any Affiliate thereof consummates an Acquisition Transaction of the type described in clauses (B) or (C) of the definition thereof, the aggregate number of Initial Shares and Option Shares purchased by Recipient or any Affiliate thereof; or

                        (B) if Recipient or any Affiliate thereof consummates an Acquisition Transaction of the type described in clause (A) of the definition thereof, (x) the aggregate number of Initial Shares and Option Shares purchased by Recipient or any Affiliate thereof multiplied by (y) the percentage of the Company's outstanding Common Stock owned by Recipient and its Affiliates and all "groups" in which Recipient or any Affiliate is a member upon consummation of such Acquisition Transaction; provided, however, if Recipient and its Affiliates and all "groups" in which Recipient or any Affiliate is a member owns 80% or more of the Company's outstanding Common Stock and the remaining Common Stock is not publicly held upon consummation of such an Acquisition Transaction, then the aggregate number of Initial Shares and Option Shares purchased by Recipient or any Affiliate thereof shall be deemed "Price Protected

                              Page 39 of 81 Pages

      Shares". Solely for purposes of illustration and not by way of limitation, if, during the eighteen months following the date of this Option Agreement, Recipient consummates an Acquisition Transaction of the type described in clause (A) of the definition thereof pursuant to which Recipient acquires 60% of the Company's outstanding Common Stock, then only 60% of the aggregate number of Initial Shares and Option Shares shall be Price Protected Shares and, therefore, entitled to receive the Excess Amount (as defined below). If, during the eighteen months following the date of this Option Agreement and after an Acquisition Transaction of the type described in clause (A) of the definition thereof, Recipient, any Affiliate thereof or any "group" in which Recipient or any Affiliate is a member becomes beneficial owner of additional shares of the Company's Common Stock, the number of Price Protected Shares shall be proportionately increased to reflect such additional ownership.

            (b) In the event Recipient or any Affiliate of Recipient consummates, directly or indirectly, an Acquisition Transaction within eighteen
(18) months following the date of this Option Agreement, Recipient shall pay to Grantors, within five (5) business days of the consummation of such Acquisition Transaction, by wire transfer of immediately available funds to the account designated on Schedule I hereto (or such other account designated in writing by Grantors at least forty-eight (48) hours prior to the time for payment hereunder), cash, or freely tradeable Common Stock (or restricted Common Stock with registration rights on terms mutually agreed to by Recipient and Grantors) (having a value based upon the average closing price of the Company's Common Stock on the American Stock Exchange for the preceding ten trading days), equal to the dollar amount (the "Excess Amount") calculated by multiplying (i) the number of Price Protected Shares by (ii) the excess, if any, of (x) the "Relevant Fair Market Value" (as defined below) of the per share cash, securities and/or other property, as the case may be, Recipient (or an Affiliate thereof) paid to Company shareholders in the Acquisition Transaction (as if the Closings under the Agreement and this Option Agreement had not occurred and Grantors participated in the Acquisition Transaction) less (y) the sum of (1) the Exercise Price and (2) Interim Interest.

For purposes of this Section 13, it is agreed that (i) if the Acquisition Transaction is of the type described in clause (A) resulting from the acquisition of Company Common Stock in private transactions or open market purchases, the "Relevant Fair Market Value" shall be an amount equal to the average of the price per share paid by Recipient in the Acquisition Transaction(s) in which it purchased the most expensive 10% of such Common Stock, and in all other transactions described in clause (A) the amount

                              Page 40 of 81 Pages
of cash paid, or the dollar value attributed to the securities or property paid, in said Acquisition Transaction; (ii) if the Acquisition Transaction is of the type described in clause (B), the "Relevant Fair Market Value" shall be the average closing price of the Company Common Stock on the American Stock Exchange for the ten trading days preceding the closing of the Acquisition Transaction; and (iii) if the Acquisition Transaction is of the type described in clause (C), the "Relevant Fair Market Value" shall be the amount of cash paid, or the dollar value attributed to the securities or property paid, in such Acquisition Transaction.


      14.   Repurchase Right.

            (a) In the event this Agreement is terminated for any reason or the Closing does not occur on or before the earlier of the Final Date and the date of written notice of termination of this Option Agreement, then, for a period of thirty (30) days following the date of written notice of termination of this Option Agreement or the Final Date, as the case may be (the "Repurchase Period"), Grantors shall have the right (but not the obligation) to repurchase, upon three (3) days' prior written notice to Recipient, the Initial Shares purchased by Recipient at a price per Initial Share equal to the Purchase Price (as defined in the Agreement) (appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or similar transaction with respect to the Common Stock, plus
(i) the Option Payment, (ii) the Additional Option Payment and (iii) interest on all amounts paid by Recipient under the Agreement and this Option Agreement from the date of such payment through the date of repurchase pursuant to this Section 14, at a rate of 10% per annum, compounded monthly, based on a year of 366 days, which shall be paid by wire transfer on or before said 30 day period to an account designated by Recipient after receipt of notice.

            (b) From the date of this Option Agreement through the Repurchase Period, Recipient covenants and agrees that it will not, without the prior written consent of Grantors, directly or indirectly: grant any proxies that would bind Grantors after their repurchase of the Initial Shares; enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Initial Shares that would bind Grantors after their repurchase of the Initial Shares; or sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the Initial Shares then held by Recipient.


                              Page 41 of 81 Pages

      15.   Indemnification.

            (a) Subject to the terms and conditions of this Section 15, TCW, Trust and each of the Grantors (each on behalf of and with respect to itself) hereby agrees to, and hereby does, indemnify, defend and hold harmless Recipient and its members, directors, partners, officers, employees and controlled and controlling persons (hereinafter "Recipient's Affiliates") from and against all Claims (as hereinafter defined) asserted against, resulting to, imposed upon, or incurred by Recipient or Recipient's Affiliates, directly or indirectly, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of TCW, Trust or such Grantor contained in this Option Agreement, or (b) the breach of any covenant of TCW, Trust or any Grantor contained in this Option Agreement. As used in this Section 15, the term "Claim" shall mean all debts, liabilities, losses, damages, judgments, awards, settlements, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses).

            (b)  Subject  to the  terms  and  conditions  of  this  Section  15,
Recipient hereby agrees to, and hereby does, indemnify, defend and hold harmless TCW, Trust and each of the Grantors and its directors, officers, partners, trustees, employees and controlled and controlling persons (hereinafter "Grantors' Affiliates") from and against all Claims asserted against, resulting to, imposed upon or incurred by TCW, Trust or any Grantor or Grantors' Affiliates, directly or indirectly, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Recipient contained in this Option Agreement, or (b) the breach of any covenant of Recipient contained in this Option Agreement.

            (c) The obligations and liabilities of any party to indemnify any other person under this Section 15 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

                   (i) The party or parties to be indemnified whether one or more, the "Indemnified Party") will give the party from whom indemnification is sought (the "Indemnifying Party") prompt written notice of any such Claim, and the Indemnifying Party will undertake the defense thereof by representatives chosen by it. Failure to give such notice shall not affect the Indemnifying Party's duty or obligations under this Section 15, except to the extent the Indemnifying Party is prejudiced thereby. So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under

                              Page 42 of 81 Pages
the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense;

                  (ii) If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment therein; and

                  (iii) Anything in this subsection (c) to the contrary notwithstanding, (x) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to participate in the defense of such Claim, and (y) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such Claim.

      16. Termination. This Option Agreement may be terminated by either TCW, Trust and the Grantors, on the one hand, or Recipient, on the other, if the Option shall not have been exercised prior to the Expiration Date or the Closing shall not have been consummated prior to the Final Date; provided, however, that the obligations of each of the parties hereto under Sections 14, 15 (solely with respect to events that shall have occurred prior to such termination) and 18 through 30 shall continue in full force and effect notwithstanding any such termination, and that no party shall be relieved from any liability of any kind or nature whatsoever resulting from or arising out of a breach thereby of this Option Agreement occurring prior to such termination.

      17. Further Assurances. Subject to Recipient's discretion as to whether or not it exercises the Option, from time to time prior to, at and after any Closing, each party hereto shall use all commercially reasonable efforts to carry out and effectuate the transactions contemplated by this Option Agreement.

      18. Notices. Any notices required or allowed to be furnished pursuant to the terms hereof shall be provided to TCW,

                              Page 43 of 81 Pages

Trust or Grantors and Recipient at the addresses set forth with their signatures below. Notices hereunder shall be in writing and may be hand delivered, mailed, delivered by a nationally recognized overnight courier service or, if facsimile numbers are provided below, transmitted by facsimile. If mailed, such notices shall be sent by certified mail, postage prepaid, return receipt requested. The date which is three (3) business days after the date of mailing shall be deemed to be the date on which the notice was given. The postmark affixed to such notice by the U.S. Post Office shall be conclusively presumed to be the date of mailing for purposes of this Section. In the case of notices given by hand delivery or overnight courier, such notices shall be deemed given on the date of the actual receipt. If transmitted by facsimile, such notices shall be deemed given on the date of the actual transmission, except that if a facsimile transmission is transmitted after business hours or on a weekend or legal holiday in the State of New York, then the notice shall be deemed given on the next business day following the transmission of the facsimile transmission.

      19. Attorneys' Fees. In the event any party hereto finds it necessary to bring any suit, action, or other proceeding at law or equity to interpret, enforce or implement any of the terms, covenants or conditions hereof or of any instrument executed pursuant to this Option Agreement, or by reason of any breach or default hereunder or thereunder, the party prevailing in any such action or proceeding, including any bankruptcy proceeding and/or any appeal, shall be paid all costs and reasonable attorneys' fees by the non-prevailing party, and in the event any judgment is secured by such prevailing party, all such costs and attorneys' fees shall be included in any such judgment, attorneys' fees to be set by the court and not by the jury. No termination of this Option Agreement upon any grounds or in any circumstances addressed herein or otherwise will impair or limit a prevailing party's right to recover from the other party its attorneys' fees and costs in accordance with the provisions of this Section.

      20. Governing Law. This Option Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof.

      21.   Assignment; Parties in Interest.

            (a) The rights of Recipient hereunder shall be freely assignable, transferable or able to be encumbered without the prior written consent of any other party. Notwithstanding the foregoing, if Recipient assigns its rights under this Option Agreement to any entity other than an Apollo Affiliate (as defined below), Recipient shall remain liable for payment of all

                              Page 44 of 81 Pages
amounts due upon exercise of the Option. If Recipient assigns its rights under this Option Agreement to an affiliate which does not have unreasonably small capital and is able to perform Recipient's obligations under this Option Agreement (an "Apollo Affiliate"), which affiliate includes, without limitation, Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P., such Apollo Affiliate shall assume all obligations of Recipient under this Option Agreement and Recipient shall then be released of all obligations and liabilities hereunder. Such Apollo Affiliate shall then be deemed to be the "Recipient" with all rights and obligations hereunder, including without limitation, free assignability pursuant to this Section 21.

            (b) This Option Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Option Agreement.

      22. Expenses. Except as hereinafter set forth, each of the parties hereto shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby. Notwithstanding the foregoing, Recipient shall pay any applicable filing fees under the HSR Act relating to the transactions contemplated by the Agreement and this Option Agreement and Grantors shall pay any sales, use, excise, transfer or other similar tax imposed with respect to the transactions provided for in this Option Agreement (and any interest or penalties related thereto).

      23. Saturdays, Sundays and Legal Holidays. If the time for performance of any of the terms, conditions and provisions hereof shall fall on a Saturday, Sunday or legal holiday, then the time of such performance shall be extended to the next business day thereafter.

      24. Usage of Gender Specific Terms. As used herein, each of the masculine, feminine and neuter genders shall include the other genders, the singular shall include the plural, and the plural shall include the singular, wherever appropriate to the context.

      25. Entire Agreement; Amendment. This Option Agreement embodies the entire agreement of the parties with respect to the transactions contemplated herein, including the purchase and sale of the Option Shares, and all prior understandings and agreements of the parties relating thereto are merged herein. This Option Agreement may not be modified in any manner whatsoever except by a written instrument signed by TCW, on behalf of the Grantors

                              Page 45 of 81 Pages

(other than TCW Trust), Trust, on behalf of TCW Trust, and Recipient.

      26. Waiver. No delay in exercising any right or remedy of any of the parties hereunder shall constitute a waiver thereof, and no waiver by Grantors, or by Recipient, of the breach of any covenant of this Option Agreement shall be construed as a waiver of any proceeding or succeeding breach of the same or any other covenant or condition of this Option Agreement.

      27. Headings. The headings in this Option Agreement are inserted for convenience only and shall not constitute a part hereof.

      28. Severability. If any term, covenant or condition of this Option Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other provision hereof and this Option Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

      29. Public Announcements. The parties shall mutually agree on the content and timing of any public disclosure in relation to the transactions contemplated hereby, subject to applicable requirements of law.

      30. Limitations on Liability. The parties hereto acknowledge and agree that in no event shall any of the partners, members, officers, directors, shareholders, employees, trustees, agents or investment managers (collectively "Representatives") of TCW, Trust or any Grantor, on one hand, or of the Managing Member or Recipient, on the other hand, have any obligation or liability to Recipient, on the one hand, or TCW, Trust and the Grantors, on the other hand, for any action taken or omitted by or on behalf of any Grantor or Recipient, respectively, hereunder or in connection herewith (such obligation and liability being the sole responsibility of such Grantor or Recipient, respectively, hereunder). The parties hereto further acknowledge and agree that all obligations and liabilities of each Grantor, on one hand, and Recipient, on the other hand, under this Agreement or in connection herewith are enforceable solely against such Grantor and its assets and not against the assets of TCW or Trust, and solely against Recipient and its assets not against the assets of any Representative of Recipient, respectively; provided, however, that if such obligations and liabilities of each Grantor are not specifically attributable to a particular Grantor, then the obligations and liabilities of each Grantor shall be several in the proportion of the aggregate Shares of each Grantor set forth on Schedule I hereto and not joint and several. The provisions of this Section 29 shall in no way limit or otherwise affect TCW's responsibility or Trust's

                              Page 46 of 81 Pages
responsibility to Recipient for any breach by TCW on its own behalf, or Trust on its own behalf, respectively, hereunder.

      31. Execution. This Option Agreement may be executed in separate counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Any party may execute this Option Agreement by transmitting a copy of its signature by facsimile to the other party. In such event the signing party shall deliver an original of the signature page to the other party within one (1) business day of signing, and failure to so deliver such original shall result in the facsimile copy of that party's signature being treated as an original.


                              Page 47 of 81 Pages

            IN WITNESS WHEREOF, the undersigned parties have executed this Option Agreement as of the date and year first above written.


Grantors:      TCW SPECIAL CREDITS, a California general
                  partnership, as general partner or investment manager of the entities set forth on Schedule I attached hereto (other than TCW Special Credits
                  Trust)

               By:      TCW Asset Management Company, its managing
                                 general partner

               By:      /s/ Bruce A. Karsh
                        Name: Bruce A. Karsh
                        Title:   Authorized Signatory

               By:      /s/ Kenneth Liang
                        Name: Kenneth Liang
                        Title:   Authorized Signatory

               Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                              Attn:  Bruce A. Karsh, President

               Facsimile No.:  (213) 694-1592

               TRUST COMPANY OF THE WEST, a California  corporation,  as trustee
                  of  TCW  Special   Credits  Trust,  a  California   collective
                  investment trust

               By:      /s/ Bruce A. Karsh
                        Name: Bruce A. Karsh
                        Title:   Authorized Signatory

               By:      /s/ Kenneth Liang
                        Name: Kenneth Liang
                        Title:   Authorized Signatory

               Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                              Attn:  Bruce A. Karsh, President

                  Facsimile No.:  (213) 694-1592


                              Page 48 of 81 Pages

TCW:           TCW SPECIAL CREDITS, a California general partnership

               By:      TCW Asset Management Company, its managing
                                 general partner

               By:      /s/ Bruce A. Karsh
                        Name: Bruce A. Karsh
                        Title:   Authorized Signatory

               By:      /s/ Kenneth Liang
                        Name: Kenneth Liang
                        Title:   Authorized Signatory

               Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                              Attn:  Bruce A. Karsh, President

               Facsimile No.:  (213) 694-1592

TRUST:         TRUST COMPANY OF THE WEST, a California corporation

               By:      /s/ Bruce A. Karsh
                        Name: Bruce A. Karsh
                        Title:   Authorized Signatory

               By:      /s/ Kenneth Liang
                        Name: Kenneth Liang
                        Title:   Authorized Signatory

               Address: c/o Oaktree Capital Management, LLC 550 South Hope Street, 22nd Floor Los Angeles, California 90071
                              Attn:  Bruce A. Karsh, President

               Facsimile No.:  (213) 694-1592





                               Page 49 of 81 Pages

RECIPIENT:        KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware
                            limited liability company

                  By:  Apollo Real Estate Advisors II, L.P.,
                        its managing member

                        By: Apollo Real Estate Capital Advisors II, Inc., its general partner

                        By:   /s/ W. Edward Scheetz
                              Name: W. Edward Scheetz
                              Title: Vice President
                              Address: c/o Apollo Real Estate Advisors, L.P. 1301 Avenue of the Americas
                                         38th Floor
                                         New York, New York 10019
                                         Attn:  W. Edward Scheetz

                          Facsimile No.: (212) 261-4060






                              Page 50 of 81 Pages

                                     SCHEDULE I

                                 Koger Equity, Inc.
                                    Common Stock




                                                          Option
         Entity             Percentage                    Shares

Weyerhauser
Company Master
Retirement Trust                    18.6                  127,692

TCW Special
Credits Fund III                    53.5                  366,216

The Common Fund
for Bond
Investments                          3.8                  26,232

TCW Special
Credits Trust                       24.1                  165,002
                                   -----                  -------

                                   100.0                  685,142







Wiring Instructions - TCW Special Credits

Sanwa Bank of California/Trust Operations
Monterey Park, California  91754
ABA Routing #122003516
Account:  TCW Special Credits Escrow Account
A/C #400-3500
Ref:  TCW/Koger/Apollo


                              Page 51 of 81 Pages

                                   Ex. 99.3
                                                                    EXHIBIT III
                                OPTION AGREEMENT

      THIS OPTION AGREEMENT, dated as of May 24, 1996 (the "Option Agreement"), is entered into by and between TYNDALL PARTNERS, L.P., a Delaware limited partnership (the "Grantor"), and KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited liability company ("Recipient").


                              W I T N E S S E T H:

      WHEREAS, in consideration of the Option Payment (as hereinafter defined), Grantor has agreed to grant to Recipient, on the terms and conditions set forth herein, an Option (as hereinafter defined) entitling Recipient to purchase 445,500 shares (as appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or other similar transaction, the "Option Shares") of the Common Stock, par value $.01 per share (including the common stock purchase rights associated therewith, the "Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Company").

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

      1. Grant of Option. Concurrently with receipt of the Option Payment (as defined in Section 2 hereof), Grantor hereby grants to Recipient an irrevocable option (the "Option") to purchase on August 23, 1996 and on no other date, unless the Expiration Date (as hereinafter defined) has occurred prior to such date, the Option Shares set forth on Schedule I. The Option shall be exercisable in whole or in part at a price per Option Share (the "Exercise Price") equal to $12.91 (appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or other similar transaction with respect to the Common Stock). In the event the Closing (as hereinafter defined) does not occur on August 23, 1996 and the Expiration Date is extended pursuant to Section 3, the Exercise Price shall be $12.91 (appropriately adjusted as necessary to reflect a stock split, stock dividend, merger, consolidation, reclassification, recapitalization or other similar transaction with respect to the Common Stock), plus interest on such amount from August 23, 1996 to but not including the date on which the Closing with respect to the Option Shares occurs at a rate of 10% per annum, compounded monthly, based on a year of 366 days. The Option Payment (as defined below) and the Additional Option Payment (as defined below), if paid, shall be

                              Page 52 of 81 Pages
applied in full to payment of the Exercise Price multiplied by the Option Shares purchased.

      2. Option Payment. Simultaneously with the execution of this Option Agreement, Recipient will pay to Grantor the aggregate sum of One Hundred Eight Thousand Five Hundred ($108,500) Dollars (the "Option Payment") in consideration of the granting of the Option. The Option Payment shall be non-refundable and shall be paid by Recipient to Grantor by wire transfer of immediately available funds to the account designated on Schedule I hereto.

      3. Expiration Date; Additional Option Payment. The Option may be exercised in whole or in part on August 23, 1996 and on no other date, unless the Expiration Date has previously occurred. For purposes of this Option Agreement and the Option, the Expiration Date shall mean the earliest to occur of the following: (a) the termination of this Option Agreement pursuant to Section 15 hereof and (b) 5:00 p.m. (Eastern time) on August 23, 1996 (unless extended as provided below). In the event the Option has not been exercised and the Expiration Date has not occurred on August 23, 1996, Recipient may, at its sole option, extend the Expiration Date as set forth in clause (b) of the preceding sentence from August 23, 1996 to October 31, 1996, by notifying Grantor in writing on or before the close of business on August 16, 1996 of its intention to exercise such right and payment to Grantor on or before August 23, 1996 of an additional option payment of Two Hundred Seventeen Thousand ($217,000) Dollars (the "Additional Option Payment"). Any such notice of extension shall be irrevocable and the Additional Option Payment shall be non-refundable and shall be paid by Recipient to Grantor by wire transfer of immediately available funds to the account designated on Schedule I hereto (or such other account as Grantor shall designate in writing) not later than the close of business on August 23, 1996. If the Expiration Date is extended in accordance with this Section 3, the Option may then be exercised at any time prior to the Expiration Date. Notwithstanding anything to the contrary contained in this Agreement, if the Option is exercised the Option Payment and the Additional Option Payment shall be applied in full to payment of the Exercise Price multiplied by the Option Shares purchased.

      4. Representations and Warranties of Grantor. Grantor makes the following representations and warranties to Recipient, each of which is true and correct on the date hereof, shall remain true and correct to and as of the Closing (as hereinafter defined) and shall survive the Closing:

            (a) Grantor is a duly organized and validly existing limited partnership in good standing under the laws of the State of Delaware. Grantor has all requisite partnership power and

                              Page 53 of 81 Pages
authority to enter into this Option Agreement and the other documents and instruments to be executed and delivered by it pursuant hereto, and to carry out the transactions contemplated hereby and thereby. All partnership actions and proceedings necessary to be taken by or on the part of Grantor, and all partnership actions and proceedings necessary to be taken by or on the part of Halo Capital Partners, L.P., a Delaware limited partnership and general partner of the Grantor ("Halo"), in connection with the transactions contemplated by this Option Agreement have been duly and validly taken.

            (b) Neither any other act or proceeding on behalf of Grantor or its partners, nor any other partnership act or proceeding on the part of Halo or its partners, is necessary to authorize this Option Agreement or the other documents and instruments to be executed and delivered by Grantor pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Option Agreement has been duly and validly authorized, executed and delivered by Grantor and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Grantor pursuant hereto will constitute, valid and binding agreements of Grantor enforceable in accordance with their respective terms against Grantor.

            (c) Neither the execution, delivery and performance of this Option Agreement by Grantor nor the consummation of the transactions contemplated herein will, with or without the giving of notice or the lapse of time, or both,
(i) conflict with or result in any violation of or default under (a) any provision of the Certificate of Limited Partnership, Agreement of Limited Partnership or other governing document, each as amended and/or restated to date, of Grantor, (b) any note, bond, mortgage, indenture, lease, agreement or other material instrument, permit, concession, grant, franchise or license to which Grantor is a party or by which any of its properties or assets may be bound (provided that no representation or warranty is being made under this clause (b) as to the Amended and Restated Articles of Incorporation of the Company (as the same may be further amended from time to time, (the "Articles")) or (c) any judgment, order, decree, injunction, law, statute, rule, permit, license or regulation applicable to Grantor or any of its properties, or (ii) result in the acceleration of any material obligation or the creation of any material lien, charge or encumbrance upon any of the assets of Grantor. No authorization, consent or approval of, or declaration of, filing with or notice to any third party or any governmental body or authority is necessary for the execution, delivery and performance of this Option Agreement by Grantor.

                              Page 54 of 81 Pages

            (d) Grantor is the sole record and beneficial owner of the Option Shares, free and clear of any and all liens, claims, charges, pledges and security interests, voting or transfer restrictions and other encumbrances of any nature whatsoever (subject to any encumbrances imposed thereon or with respect thereto by the Articles or the restrictions on transfer contained in any applicable securities laws, if any) and the Option Shares are held by Bear Stearns, as custodian, through an account on the book entry system maintained by the Depositary Trust Corporation. Upon the Closing, Grantor shall convey to Recipient good and marketable title to the Option Shares, free and clear of any and all liens, claims, charges, pledges, security interests, voting or transfer restrictions and other encumbrances of any nature whatsoever (subject to any encumbrances imposed thereon or with respect thereto by the Articles or the restrictions on transfer contained in any applicable securities laws).

            (e) Neither Grantor nor any of its directors, officers, employees or agents has retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof.

            (f) Grantor has not offered, directly or indirectly, any Option Shares beneficially owned by it for sale, nor solicited any offer to buy any such Option Shares, by means of any general advertising or by any other form of general solicitation. Grantor has not offered, directly or indirectly, any Option Shares beneficially owned by it for sale, nor solicited any offer to buy any such Option Shares, in any other manner that would require the sale of the Option Shares pursuant to the exercise of the Option granted hereunder to be subject to the registration requirements of the Securities Act of 1933, as amended. Grantor confirms that it did not acquire any Option Shares with a view to, or for, resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended, which would not be exempt from the registration requirements of such Act.

            (g) Grantor is solvent, does not have unreasonably small capital and has not incurred debts beyond its ability to pay as they mature, and is not subject to, nor to the best of its knowledge, threatened by, any voluntary or involuntary reorganization, insolvency, bankruptcy or similar federal or state proceeding.

      5. Representations and Warranties of Recipient. Recipient makes the following representations and warranties to Grantor, each of which is true and correct on the date hereof, shall remain true and correct to and as of the Closing, and shall survive the Closing:


                              Page 55 of 81 Pages

            (a) Recipient is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Recipient has all requisite entity power and authority to enter into this Option Agreement and the other documents and instruments to be executed and delivered by Recipient pursuant hereto and to carry out the transactions contemplated hereby and thereby. All entity actions and proceedings necessary to be taken by or on the part of Recipient, and all partnership actions and proceedings necessary to be taken on the part of Apollo Real Estate Advisors II, L.P., a Delaware limited partnership and the managing member of Recipient (the "Managing Member"), in connection with the transactions contemplated by this Option Agreement have been duly and validly taken.

            (b) Neither any other act or proceeding on the part of Recipient or its members, nor any other partnership act or proceeding on the part of the Managing Member or its partners, is necessary to authorize this Option Agreement or the other documents and instruments to be executed and delivered by Recipient pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Option Agreement has been duly and validly authorized, executed and delivered by Recipient and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Recipient pursuant hereto will constitute, valid and binding agreements of Recipient, enforceable against Recipient in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforceability of creditors' rights generally, and by general equitable principles.

            (c) Neither the execution, delivery and performance of this Option Agreement by Recipient nor the consummation of the transactions contemplated herein will, with or without the giving of notice or the lapse of time, or both,
(i) conflict with or result in any violation of or default under (a) any provision of the Certificate of Formation or Operating Agreement of Recipient, each as amended and/or restated to date, (b) any note, bond, mortgage, indenture, lease, agreement or other material instrument, permit, concession, grant, franchise or license to which Recipient is a party or by which any of its properties or assets may be bound or (c) any judgment, order, decree, injunction, statute, rule, permit, license or regulation applicable to Recipient or any of its properties, or (ii) result in the acceleration of any material obligation or the creation of any material lien, charge or encumbrance upon any of the assets of Recipient. No authorization, consent or approval of, or declaration of, filing with or notice to any governmental body or authority is necessary for the execution, delivery and

                              Page 56 of 81 Pages
performance of this Option Agreement by Recipient or the consummation of the transactions contemplated herein.

            (d) Neither Recipient nor any members, directors, partners, officers, employees or agents thereof has retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

            (e) Recipient is a sophisticated investor capable of evaluating the merits and risks of investment in the Option and the underlying Option Shares and of making an informed investment decision with respect thereto. Recipient acknowledges that it has conducted its own review of the documents filed by the Company with the Securities and Exchange Commission (including, without limitation, any exhibits or schedules) and that, except as expressly set forth herein, Grantor is not making any representations or warranties with respect to such documents. The Option Shares are being acquired by Recipient for investment only and not with a current view to resale or other distribution. Recipient acknowledges and understands that the Option Shares being acquired hereunder may be subject to restrictions on resale under applicable federal or state securities laws in the absence of an exemption therefrom.

            (f) Recipient has, or will have at Closing, cash or cash equivalents available in an amount sufficient to consummate the transactions contemplated hereby.

      6.    Covenants of Grantor and Halo.

            (a) From the date hereof until the earliest to occur of (i) the termination of this Option Agreement in accordance with Section 16, (ii) the Expiration Date, and (iii) the Final Date (as hereinafter defined in Section 10(a)), Grantor covenants and agrees that it will not, without the prior written consent of Recipient, directly or indirectly: grant any proxies that would bind Recipient after its purchase of the Option Shares; enter into any voting trust or other agreement or arrangement with respect to the voting of any Option Shares that would bind Recipient after its purchase of the Option Shares; or sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Option Shares. Grantor agrees not to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or assignment or understanding during such period.


                              Page 57 of 81 Pages

            (b) At anytime prior to the Final Date or the date of written notice terminating this Option Agreement in accordance with Section 16, neither Grantor nor Halo shall, directly or indirectly, take any action to solicit or initiate any offer or indication of interest from any person with respect to any proposal of a merger or other business combination involving the Company or its subsidiaries or any proposal or offer to acquire in any manner any equity interest in, or a portion of the assets of, the Company or its subsidiaries.

            (c) Grantor covenants and agrees to cooperate with Recipient and the Company in causing the event in Section 8(d) to occur including, without limitation, responding to any inquiries from the Federal Trade Commission (the "FTC") or the United States Department of Justice ("DOJ").

            (d) Each of Grantor and Halo covenants and agrees that it shall, upon the request of Recipient, take all reasonable efforts to obtain all regulatory approvals necessary for consummation of the transaction contemplated hereby.

      7. Covenants of Recipient. Recipient covenants and agrees that in the event it determines to exercise the Option it will promptly prepare and file all documents with the FTC and the DOJ as are required to be filed by Recipient pursuant to the Hart-Scott-Rodino Act of 1976, as amended (the "HSR Act"), with respect to the Closing and shall furnish promptly all materials thereafter requested by any of the regulatory agencies having jurisdiction over such filings by Recipient, provided that the failure to obtain termination of any applicable waiting period or clearance under the HSR Act shall not extend the Expiration Date.

      8. Conditions Precedent to Recipient's Obligations. Each and every obligation of Recipient to be performed on the Closing Date (as hereinafter defined) shall be subject to the satisfaction of Recipient prior to or at the Closing of each of the following conditions:

            (a) Each of the representations and warranties made by Grantor in this Option Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date.

            (b) Grantor shall have in all material respects performed and complied with all of its agreements, obligations and covenants under this Option Agreement which are to be performed or complied with by it prior to or on the Closing Date, including the delivery of the closing documents specified in
Section 11.

                              Page 58 of 81 Pages

            (c) There shall not have been any injunction or restraining order issued, in or by any federal or state court or governmental agency, that enjoins, restrains or prohibits consummation of the transactions contemplated hereby or imposes materially adverse limitations on Recipient's ownership or exercise of rights relating to the Option Shares.

            (d) All applicable waiting periods shall have expired or early termination shall have been received under the HSR Act to consummate the Closing.

            (e)  The Closing shall occur on or before the Expiration Date.

      9. Conditions Precedent to Grantor's Obligations. Each and every obligation of Grantor to be performed on the Closing Date shall be subject to the satisfaction of Grantor prior to or at the Closing of the following conditions:

            (a) Each of the representations and warranties made by Recipient in this Option Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of such closing Date as though such representations and warranties were made or given on and as of such closing Date.

            (b) Recipient shall have in all material respects performed and complied with all of its agreements, obligations and covenants under this Option Agreement which are to be performed or complied with by it prior to or on such Closing Date, including the delivery of the closing documents specified in
Section 12.

            (c) There shall not have been any injunction or restraining order issued in or by any federal or state court or governmental agency that enjoins, restrains or prohibits consummation of the transactions contemplated hereby.

            (d)   The Closing shall occur on or before the Expiration Date.

      10.   Closing.

            (a) The closing of the purchase and sale of the Option Shares upon the exercise of the Option (the "Closing") shall take place at the offices of Battle Fowler LLP, 75 East 55th Street, New York, NY 10022 at 10:00 a.m. (New York time) on the fifth business day following the latter to occur of: (i) the exercise of the Option (in whole or in part) by Recipient, as evidenced by delivery of written notice of exercise and presentation and surrender of the Option to Grantor at their principal office (as

                              Page 59 of 81 Pages
provided in Section 1 of the Option),  which exercise shall be irrevocable;  and
(ii) satisfaction of the condition set forth in Section 8(d) (or at such other time and place as the parties hereto shall mutually agree upon in writing). The date on which the Closing occurs is referred to in this Option Agreement as the "Closing Date." Notwithstanding the foregoing, and except as provided in Section 10(b) below, the Closing shall take place on August 23, 1996 (the "Final Date").

            (b) Without limiting Recipient's rights under Section 3, in the event Recipient has exercised the Option, but the Closing has not occurred, on August 23, 1996, Recipient may, at its sole option, extend the Final Date as set forth in Section 10(a) above from August 23, 1996 to October 31, 1996, by notifying Grantor in writing or before the close of business on August 16, 1996 of its intention to exercise such right and payment to Grantor on or before August 23, 1996 of the non-refundable Additional Option Payment as provided in
Section 3 above.

      11. Documents to Be Delivered by Grantor at the Closing. At the Closing, Grantor shall deliver to Recipient the following documents, in each case duly executed or otherwise in proper form:

            (a) Either (i) stock certificates representing the Option Shares, duly endorsed for transfer or with duly executed stock powers attached thereto or (ii) other customary evidence of transfer of the Option Shares.

            (b) A certificate signed by a duly authorized representative of Grantor that each of the representations and warranties made by Grantor in this Option Agreement is true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date, and that Grantor has performed and complied with all of its obligations under this Option Agreement which are to be performed or complied with on or prior to the Closing Date.

            (c) All other documents, instruments or writings required to be delivered by Grantor at or prior to the Closing pursuant to this Option Agreement and such other documents as the Recipient may reasonably request.

      12.   Documents to Be Delivered by Recipient at the Closing.

            At the Closing, Recipient shall deliver to Grantor the following documents, in each case duly executed or otherwise in proper form:


                              Page 60 of 81 Pages

            (a) A wire transfer in payment of the aggregate Exercise Price for the Option Shares, as determined in accordance with Section 1 hereof.

            (b) A certificate signed by a duly authorized representative of the Managing Member, on behalf of Recipient, that the representations and warranties made by Recipient in this Option Agreement are true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date, and that Recipient has performed and complied with all of Recipient's obligations under this Option Agreement which are to be performed or complied with on or prior to the Closing Date.

            (c) All other documents, instruments or writings required to be delivered by Recipient at or prior to the Closing pursuant to this Option Agreement and such other documents as Grantor may reasonably request.

      13.   Price Protection.

            (a) For purposes of this Section 13, the following definitions shall apply:

                   (i) The term "Act" means the Securities Exchange Act of 1934, as amended.

                  (ii) The term "Acquisition Transaction" shall mean:

                        (A) The Recipient, any Affiliate thereof or any "group" (within the meaning of Section 13(d) and 14(d)(2) of the Act) of which the Recipient or any Affiliate thereof is a member becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated pursuant to the Act) of more than 50% of the outstanding Common Stock (other than as provided in clause
      (C) below);

                        (B) The Recipient or any Affiliate thereof acquires all or substantially all of the assets of the Company, in one transaction or a series of related transactions; or

                        (C) The Company consolidates with or merges with or into any other Person of which the Recipient or any Affiliate thereof "beneficially owns" more than 50% of the outstanding voting stock.

                  (iii) The terms "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations of the Act.

                              Page 61 of 81 Pages

                  (iv) The term "Interim Interest" shall mean interest on the Exercise Price from the Closing Date through the date the Acquisition Transaction is completed at a rate of 10% per annum, compounded monthly, based on a year of 366 days.

                   (v) The term "Person" shall mean any individual, firm, partnership, corporation or other entity, including any successor (by merger or otherwise) of such entity, or a group of any of the foregoing acting in concert.

                  (vi)  The term "Price Protected Shares" shall mean:

                        (A) if Recipient or any Affiliate thereof consummates an Acquisition Transaction of the type described in clauses (B) or (C) of the definition thereof, the number of Option Shares purchased by Recipient or any Affiliate thereof; or

                        (B) if Recipient or any Affiliate thereof consummates an
      Acquisition Transaction of the type described in clause (A) of the definition thereof, (x) the number of Option Shares purchased by Recipient or any Affiliate thereof multiplied by (y) the percentage of the Company's outstanding Common Stock owned by Recipient and its Affiliates and all "groups" in which Recipient or any Affiliate is a member upon consummation of such Acquisition Transaction; provided, however, if Recipient and its Affiliates and all "groups" in which Recipient or any Affiliate is a member owns 80% or more of the Company's outstanding Common Stock and the remaining Common Stock is not publicly held upon consummation of such an Acquisition Transaction, then the number of Option Shares purchased by Recipient or any Affiliate thereof shall be deemed "Price Protected Shares". Solely for purposes of illustration and not by way of limitation, if, during the eighteen months following the date of this Option Agreement, Recipient consummates an Acquisition Transaction of the type described in clause (A) of the definition thereof pursuant to which Recipient acquires 60% of the Company's outstanding Common Stock, then only 60% of the number of Option Shares purchased by Recipient shall be Price Protected Shares and, therefore, entitled to receive the Excess Amount (as defined below). If, during the eighteen months following the date of this Option Agreement and after an Acquisition Transaction of the type described in clause (A) of the definition thereof, Recipient, any Affiliate thereof or any "group" in which Recipient or any Affiliate is a member becomes beneficial owner of additional shares of the Company's Common Stock, the number of Price Protected Shares shall be proportionately increased to reflect such additional ownership.


                              Page 62 of 81 Pages

            (b) In the event Recipient or any Affiliate of Recipient consummates, directly or indirectly, an Acquisition Transaction within eighteen
(18) months following the date of this Option Agreement, Recipient shall pay to Grantor, within five (5) business days of the consummation of such Acquisition Transaction, by wire transfer of immediately available funds to the account designated on Schedule I hereto (or such other account designated in writing by Grantor at least forty-eight (48) hours prior to the time for payment hereunder), cash, or freely tradeable Common Stock (or restricted Common Stock with registration rights on terms mutually agreed to by Recipient and Grantor) (having a value based upon the average closing price of the Company's Common Stock on the American Stock Exchange for the preceding ten trading days), equal to the dollar amount (the "Excess Amount") calculated by multiplying (i) the number of Price Protected Shares by (ii) the excess, if any, of (x) the "Relevant Fair Market Value" (as defined below) of the per share cash, securities and/or other property, as the case may be, Recipient (or an Affiliate thereof) paid to Company shareholders in the Acquisition Transaction (as if the Closings under the Agreement and this Option Agreement had not occurred and Grantor participated in the Acquisition Transaction) less (y) the sum of (1) the Exercise Price and (2) Interim Interest.

For purposes of this Section 13, it is agreed that (i) if the Acquisition Transaction is of the type described in clause (A) resulting from the acquisition of Company Common Stock in private transactions or open market purchases, the "Relevant Fair Market Value" shall be an amount equal to the average of the price per share paid by Recipient in the Acquisition Transaction(s) in which it purchased the most expensive 10% of such Common Stock, and in all other transactions described in clause (A) the amount of cash paid, or the dollar value attributed to the securities or property paid, in said Acquisition Transaction; (ii) if the Acquisition Transaction is of the type described in clause (B), the "Relevant Fair Market Value" shall be the average closing price of the Company Common Stock on the American Stock Exchange for the ten trading days preceding the closing of the Acquisition Transaction; and (iii) if the Acquisition Transaction is of the type described in clause (C), the "Relevant Fair Market Value" shall be the amount of cash paid, or the dollar value attributed to the securities or property paid, in such Acquisition Transaction.

      14.   Indemnification.

            (a) Subject to the terms and conditions of this Section 14, Grantor hereby agrees to, and hereby does, indemnify, defend and hold harmless Recipient and its members, directors, partners, officers, employees and controlled and controlling persons (hereinafter "Recipient's Affiliates") from and against

                              Page 63 of 81 Pages
all Claims (as hereinafter defined) asserted against, resulting to, imposed upon, or incurred by Recipient or Recipient's Affiliates, directly or indirectly, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of Grantor contained in this Option Agreement, or (b) the breach of any covenant of Grantor contained in this Option Agreement. As used in this Section 14, the term "Claim" shall mean all debts, liabilities, losses, damages, judgments, awards, settlements, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses).

            (b) Subject to the terms and conditions of this Section 14, Recipient hereby agrees to, and hereby does, indemnify, defend and hold harmless Grantor and its directors, officers, partners, employees and controlled and controlling persons (hereinafter "Grantor's Affiliates") from and against all Claims asserted against, resulting to, imposed upon or incurred by Grantor or Grantor's Affiliates, directly or indirectly, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Recipient contained in this Option Agreement, or (b) the breach of any covenant of Recipient contained in this Option Agreement.

            (c) The obligations and liabilities of any party to indemnify any other person under this Section 14 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

                   (i) The party or parties to be indemnified whether one or more, the "Indemnified Party") will give the party from whom indemnification is sought (the "Indemnifying Party") prompt written notice of any such Claim, and the Indemnifying Party will undertake the defense thereof by representatives chosen by it. Failure to give such notice shall not affect the Indemnifying Party's duty or obligations under this Section 14, except to the extent the Indemnifying Party is prejudiced thereby. So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense;

                  (ii) If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of

                              Page 64 of 81 Pages
a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment therein; and

                  (iii) Anything in this subsection (c) to the contrary notwithstanding, (x) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to participate in the defense of such Claim, and (y) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such Claim.

      15. Termination. This Option Agreement may be terminated by either party if the Option shall not have been exercised prior to the Expiration Date or the Closing shall not have been consummated prior to the Final Date; provided, however, that the obligations of each of the parties hereto under Sections 14 (solely with respect to events that shall have occurred prior to such termination) and 17 through 29 shall continue in full force and effect notwithstanding any such termination, and that no party shall be relieved from any liability of any kind or nature whatsoever resulting from or arising out of a breach thereby of this Option Agreement occurring prior to such termination.

      16. Further Assurances. Subject to Recipient's discretion as to whether or not it exercises the Option, from time to time prior to, at and after any Closing, each party hereto shall use all commercially reasonable efforts to carry out and effectuate the transactions contemplated by this Option Agreement.

      17. Notices. Any notices required or allowed to be furnished pursuant to the terms hereof shall be provided to Grantor and Recipient at the addresses set forth with their signatures below. Notices hereunder shall be in writing and may be hand delivered, mailed, delivered by a nationally recognized overnight courier service or, if facsimile numbers are provided below, transmitted by facsimile. If mailed, such notices shall be sent by certified mail, postage prepaid, return receipt requested. The date which is three (3) business days after the date of mailing shall be deemed to be the date on which the notice was given. The postmark affixed to such notice by the U.S. Post Office shall be conclusively presumed to be the date of mailing for purposes of this Section. In the case of notices given by hand delivery or overnight courier, such notices shall

                              Page 65 of 81 Pages
be deemed given on the date of the actual receipt. If transmitted by facsimile, such notices shall be deemed given on the date of the actual transmission, except that if a facsimile transmission is transmitted after business hours or on a weekend or legal holiday in the State of New York, then the notice shall be deemed given on the next business day following the transmission of the facsimile transmission.

      18. Attorneys' Fees. In the event any party hereto finds it necessary to bring any suit, action, or other proceeding at law or equity to interpret, enforce or implement any of the terms, covenants or conditions hereof or of any instrument executed pursuant to this Option Agreement, or by reason of any breach or default hereunder or thereunder, the party prevailing in any such action or proceeding, including any bankruptcy proceeding and/or any appeal, shall be paid all costs and reasonable attorneys' fees by the non-prevailing party, and in the event any judgment is secured by such prevailing party, all such costs and attorneys' fees shall be included in any such judgment, attorneys' fees to be set by the court and not by the jury. No termination of this Option Agreement upon any grounds or in any circumstances addressed herein or otherwise will impair or limit a prevailing party's right to recover from the other party its attorneys' fees and costs in accordance with the provisions of this Section.

      19. Governing Law. This Option Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof.

      20.   Assignment; Parties in Interest.

            (a) The rights of Recipient hereunder shall be freely assignable, transferable or able to be encumbered without the prior written consent of any other party. Notwithstanding the foregoing, if Recipient assigns its rights under this Option Agreement to any entity other than an Apollo Affiliate (as defined below), Recipient shall remain liable for payment of all amounts due upon exercise of the Option. If Recipient assigns its rights under this Option Agreement to an affiliate which does not have unreasonably small capital and is able to perform Recipient's obligations under this Option Agreement (an "Apollo Affiliate"), which affiliate includes, without limitation, Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P., such Apollo Affiliate shall assume all obligations of Recipient under this Option Agreement and Recipient shall then be released of all obligations and liabilities hereunder. Such Apollo Affiliate shall then be deemed to be the "Recipient" with all rights and obligations

                              Page 66 of 81 Pages
hereunder,  including without  limitation,  free assignability  pursuant to this
Section 20.

            (b) This Option Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Option Agreement.

      21. Expenses. Except as hereinafter set forth, each of the parties hereto shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby. Notwithstanding the foregoing, Recipient shall pay any applicable filing fees under the HSR Act relating to the transactions contemplated by this Option Agreement and Grantor shall pay any sales, use, excise, transfer or other similar tax imposed with respect to the transactions provided for in this Option Agreement (and any interest or penalties related thereto).

      22. Saturdays, Sundays and Legal Holidays. If the time for performance of any of the terms, conditions and provisions hereof shall fall on a Saturday, Sunday or legal holiday, then the time of such performance shall be extended to the next business day thereafter.

      23. Usage of Gender Specific Terms. As used herein, each of the masculine, feminine and neuter genders shall include the other genders, the singular shall include the plural, and the plural shall include the singular, wherever appropriate to the context.

      24. Entire Agreement; Amendment. This Option Agreement embodies the entire agreement of the parties with respect to the transactions contemplated herein, including the purchase and sale of the Option Shares, and all prior understandings and agreements of the parties relating thereto are merged herein. This Option Agreement may not be modified in any manner whatsoever except by a written instrument signed by Grantor and Recipient.

      25. Waiver. No delay in exercising any right or remedy of any of the parties hereunder shall constitute a waiver thereof, and no waiver by Grantor, or by Recipient, of the breach of any covenant of this Option Agreement shall be construed as a waiver of any proceeding or succeeding breach of the same or any other covenant or condition of this Option Agreement.

      26. Headings. The headings in this Option Agreement are inserted for convenience only and shall not constitute a part hereof.


                              Page 67 of 81 Pages

      27. Severability. If any term, covenant or condition of this Option Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other provision hereof and this Option Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

      28. Public Announcements. The parties shall mutually agree on the content and timing of any public disclosure in relation to the transactions contemplated hereby, subject to applicable requirements of law.

      29. Limitations on Liability. The parties hereto acknowledge and agree that in no event shall any of the partners, members, officers, directors, shareholders, employees, trustees, agents or investment managers (collectively "Representatives") of Grantor, on one hand, or of the Managing Member or Recipient, on the other hand, have any obligation or liability to Recipient, on the one hand, or Grantor, on the other hand, for any action taken or omitted by or on behalf of Grantor or Recipient, respectively, hereunder or in connection herewith (such obligation and liability being the sole responsibility of Grantor or Recipient, respectively, hereunder). The parties hereto further acknowledge and agree that all obligations and liabilities of Grantor, on one hand, and Recipient, on the other hand, under this Agreement or in connection herewith are enforceable solely against Grantor and its assets and solely against Recipient and its assets and not against the assets of any Representative of Grantor or Recipient, respectively.

      30. Execution. This Option Agreement may be executed in separate counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Any party may execute this Option Agreement by transmitting a copy of its signature by facsimile to the other party. In such event the signing party shall deliver an original of the signature page to the other party within one (1) business day of signing, and failure to so deliver such original shall result in the facsimile copy of that party's signature being treated as an original.

                              Page 68 of 81 Pages

            IN WITNESS WHEREOF, the undersigned parties have executed this Option Agreement as of the date and year first above written.


Grantor:       TYNDALL PARTNERS, L.P., a Delaware limited
                  partnership


               By:  Halo Capital Partners, L.P., its general partner


                  By:   /s/ Jeffrey Halis
                        Name: Jeffrey Halis
                        Title: Authorized Signatory

               Address:       Tyndall Partners
                              500 Park Avenue - 5th Floor
                              New York, NY  10022
                              Attn:  Jeffrey Halis

               Facsimile No.: (212) 644-4482



RECIPIENT:     KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited
               liability company

                  By:  Apollo Real Estate Advisors II, L.P.,
                        its managing member

                        By: Apollo Real Estate Capital Advisors II, Inc., its general partner

                        By:   _______________________________
                        Name: W. Edward Scheetz
                        Title:Vice President
                        Address: c/o Apollo Real Estate Advisors, L.P. 1301 Avenue of the Americas
                                    38th Floor
                                    New York, New York 10019
                                    Attn:  W. Edward Scheetz

                          Facsimile No.: (212) 261-4060




                              Page 69 of 81 Pages

            IN WITNESS WHEREOF, the undersigned parties have executed this Option Agreement as of the date and year first above written.


Grantor:       TYNDALL PARTNERS, L.P., a Delaware limited
                  partnership


               By:  Halo Capital Partners, L.P., its general partner


                  By:   ____________________________
                        Name: Jeffrey Halis
                        Title: Authorized Signatory

               Address:       Tyndall Partners
                              500 Park Avenue - 5th Floor
                              New York, NY  10022
                              Attn:  Jeffrey Halis

               Facsimile No.: (212) 644-4482



RECIPIENT:     KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited
               liability company

                  By:  Apollo Real Estate Advisors II, L.P.,
                        its managing member

                        By: Apollo Real Estate Capital Advisors II, Inc., its general partner

                        By:   /s/ W. Edward Scheetz
                        Name: W. Edward Scheetz
                        Title:Vice President
                        Address: c/o Apollo Real Estate Advisors, L.P. 1301 Avenue of the Americas
                                    38th Floor
                                    New York, New York 10019
                                    Attn:  W. Edward Scheetz

                          Facsimile No.: (212) 261-4060




                              Page 70 of 81 Pages

                                     SCHEDULE I

                                 Koger Equity, Inc.
                                    Common Stock


                                          Option
         Entity                           Shares

Tyndall Partners,
L.P.                                      445,500









Wiring Instructions

CitiBank
20 Exchange Place
New York, New York
ABA: #021000089
A/C:  Bear Stearns
A/C# 0925-3186
FBO: Tyndall Partners
A/C# 102-18180-24


                              Page 71 of 81 Pages

                                   Ex. 99.4
                                                                     EXHIBIT IV
                       ASSIGNMENT AND ASSUMPTION AGREEMENT


                  Assignment and Assumption Agreement, dated as of June 3,
1996, by and among KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited liability company ("Assignor"), and APOLLO REAL ESTATE INVESTMENT FUND II, L.P., a Delaware limited partnership ("Assignee").


                                 R E C I T A L S

                  A. Assignor is a party to that certain Stock Purchase Agreement, dated as of May 22, 1996 (the "Stock Purchase Agreement"), by and among TCW SPECIAL CREDITS, a California general partnership, for itself and as general partner or investment manager for the entities (other than TCW Trust (as defined below)) set forth on Schedule I attached thereto, TRUST COMPANY OF THE WEST, a California corporation, for itself and as trustee for TCW Special Credits Trust, a California collective investment trust ("TCW Trust"), and Assignor.

                  B. Assignor is a party to that certain Option Agreement, dated as of May 22, 1996 (the "Option Agreement"), by and among TCW SPECIAL CREDITS, a California general partnership, for itself and as general partner or investment manager for the entities (other than TCW Trust (as defined below)) set forth on
Schedule I attached thereto, TRUST COMPANY OF THE WEST, a California corporation, for itself and as trustee for TCW Special Credits Trust, a California collective investment trust ("TCW Trust"), and Assignor.

                  C. The Stock Purchase Agreement and the Option Agreement shall be referred to herein as the "Agreements".

                  D. Assignor entered into the Agreements pending the formation and capitalization of Assignee.

                  E. Assignee is now duly formed, reasonably capitalized and able to perform the obligations imposed by the Agreements.

                  F. Assignee has agreed to pay to Assignor all amounts previously paid by Assignor in connection with the Agreements.

                  G. Section 17 of the Stock Purchase Agreement and Section 21 of the Option Agreement each permit Assignor to freely assign such agreement to Assignee and, upon such assignment, releases Assignor of all obligations and liabilities thereunder.



                              Page 72 of 81 Pages

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

               1. Assignment. Assignor hereby assigns to Assignee all of its right, title and interest in and to each of the Agreements.

               2. Assumption. Assignee hereby accepts such assignment and reaffirms and assumes all the duties, obligations and liabilities of Assignor set forth in each of the Agreements.

               3. Stock Transfer. Assignor hereby transfers to Assignee all shares of common stock of Koger Equity, Inc. owned by Assignor.

               4. Representations and Warranties. In order to induce the parties on the attached acknowledgement to execute such acknowledgement, Assignee represents and warrants that it does not have unreasonably small capital and is able to perform Assignor's obligations under each of the Agreements.

               5. Continuing Effect. The parties hereby agree that each of the Agreements remain unchanged and in full force and effect except for the substitution of the Assignee as a party in place of the Assignor.

               6. Miscellaneous Provisions.

                           (a) Choice of Law. This Assignment and Assumption Agreement will be construed in accordance with and governed by the laws of the State of New York without reference to the conflicts of law principles of that State.

                           (b) Successors and Assigns. This Assignment and Assumption Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

                           (c) Entire Agreement. This Assignment and Assumption Agreement, the Stock Purchase Agreement, the Option Agreement and any other documents or instruments executed pursuant thereto or contemplated thereby, shall represent the entire, integrated agreement between the parties hereto and shall supersede all prior negotiations, representations, or agreements pertaining thereto, either oral or written.

                           (d) Counterparts. This Assignment and Assumption Agreement may be executed in any number of counterparts (no one of which need contain the signature of more than one party hereto so long as each party hereto executes at least one such counterpart) with the same effect as if the signature thereto and hereto were upon the same instrument.

                           (e) Further Assurances. The parties hereto each agree that it shall take whatever action or actions as are deemed by counsel to any party hereto to be reasonably necessary, advisable or convenient from time to time to effectuate the provisions or intent of this Assignment and Assumption Agreement, and to that end,


                              Page 73 of 81 Pages
         each party agrees that it will execute, acknowledge, and deliver any further instruments or documents as give force and effect to this Assignment and Assumption Agreement or any of the provisions hereof, or to carry out the intent of this Assignment and Assumption Agreement or any of the provisions hereof.

               IN WITNESS WHEREOF the parties have executed this Assignment and Assumption Agreement on the date first above written.

                     KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited
                         liability company

                         By:  Apollo Real Estate Advisors II, L.P.,
                              its managing member

                              By:  Apollo Real Estate Capital Advisors II, Inc.,
                                    its general partner

                                   By:  /s/ Stuart Koenig
                                   Name:  Stuart Koenig
                                   Title: Vice President


                     APOLLO REAL ESTATE INVESTMENT FUND II, L.P., a
                          Delaware limited partnership

                          By:  Apollo Real Estate Advisors II, L.P.,
                               its general partner

                               By: Apollo Real Estate Capital Advisors II, Inc.,
                                   its general partner

                               By:  /s/ Stuart Koenig
                               Name:  Stuart Koenig
                               Title: Vice President


                              Page 74 of 81 Pages

                                 ACKNOWLEDGEMENT


          In reliance upon the representations and warranties contained in the attached Assignment and Assumption Agreement, TCW SPECIAL CREDITS, a California general partnership, for itself and as general partner or investment manager for the entities (other than TCW Trust (as defined below)) set forth on Schedule I attached hereto, and TRUST COMPANY OF THE WEST, a California corporation, for itself and as trustee for TCW Special Credits Trust, a California collective investment trust ("TCW Trust"), each expressly acknowledge and agree that upon the assignment of all of the right, title and interest of KRONUS PROPERTY HOLDINGS, L.L.C. ("Kronus") in and to each of the Agreements (as defined in the attached Assignment and Assumption Agreement) by Kronus and assumption of all obligations and liabilities of Kronus under each of the Agreements by APOLLO REAL ESTATE INVESTMENT FUND II, L.P. ("Fund II") upon execution and delivery of the attached Assignment and Assumption Agreement, Kronus shall be released of any and all right, title and interest and any and all obligations and liabilities under each of the Agreements and Fund II shall be entitled to all rights, and be subject to all obligations and liabilities, of Kronus under the Agreements.


                         TCW SPECIAL CREDITS, a California general
                            partnership, as general partner or
                            investment manager of the entities set forth on Schedule I attached hereto (other than TCW Special Credits Trust)

                            By:  TCW Asset Management Company, its managing
                                  general partner

                                 By:  /s/ Bruce A. Karsh
                                      Name:  Bruce A. Karsh
                                      Title:   Authorized Signatory

                                 By:  /s/ Kenneth Liang
                                      Name:  Kenneth Liang
                                      Title:   Authorized Signatory



                              Page 75 of 81 Pages

                                  TRUST COMPANY OF THE WEST, a California
                                    corporation, as trustee of TCW Special
                                    Credits Trust, a California collective
                                    investment trust

                                    By:  /s/ Bruce A. Karsh
                                         Name:  Bruce A. Karsh
                                         Title:   Authorized Signatory

                                    By:  /s/ Kenneth Liang
                                         Name:  Kenneth Liang
                                         Title:   Authorized Signatory


                                  TCW SPECIAL CREDITS, a California general
                                    partnership

                                    By: TCW Asset Management Company, its
                                         managing general partner

                                         By:  /s/ Bruce A. Karsh
                                              Name:  Bruce A. Karsh
                                              Title:   Authorized Signatory

                                         By:  /s/ Kenneth Liang
                                              Name:  Kenneth Liang
                                              Title:   Authorized Signatory


                                  TRUST COMPANY OF THE WEST, a California
                                    corporation


                                    By:  /s/ Bruce A. Karsh
                                            Name:  Bruce A. Karsh
                                            Title:   Authorized Signatory

                                    By:  /s/ Kenneth Liang
                                            Name: Kenneth Liang
                                            Title:   Authorized Signatory


                              Page 76 of 81 Pages

                                   SCHEDULE I



                   Weyerhauser Company Master Retirement Trust

                          TCW Special Credits Fund III

                      The Common Fund for Bond Investments

                            TCW Special Credits Trust





                              Page 77 of 81 Pages

                                   Ex. 99.5
                                                                      EXHIBIT V
                       ASSIGNMENT AND ASSUMPTION AGREEMENT


               Assignment and Assumption Agreement, dated as of June 3, 1996, by and among KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited liability company ("Assignor"), and APOLLO REAL ESTATE INVESTMENT FUND II, L.P., a Delaware limited partnership ("Assignee").


                                 R E C I T A L S

               A. Assignor is a party to that certain Option Agreement, dated as of May 24, 1996 (the "Option Agreement"), by and among TYNDALL PARTNERS, L.P., a Delaware limited partnership ("Tyndall"), and Assignor.

               B. Assignor entered into the Option Agreement pending the formation and capitalization of Assignee.

               C. Assignee is now duly formed, reasonably capitalized and able to perform the obligations imposed by the Option Agreement.

               D. Assignee has agreed to pay to Assignor all amounts previously paid by Assignor in connection with the Option Agreement.

               E. Section 20 of the Option Agreement permits Assignor to freely assign such agreement to Assignee and, upon such assignment, releases Assignor of all obligations and liabilities thereunder.

               NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

                      1. Assignment. Assignor hereby assigns to Assignee all of its right, title and interest in and to the Option Agreement.

                      2. Assumption. Assignee hereby accepts such assignment and reaffirms and assumes all the duties, obligations and liabilities of Assignor set forth in the Option Agreement.

                      3. Representations and Warranties. In order to induce Tyndall to execute the attached acknowledgement, Assignee represents and warrants that it does not have unreasonably small capital and is able to perform Assignor's obligations under the Option Agreement.


                              Page 78 of 81 Pages

                      4. Continuing Effect. The parties hereby agree that the Option Agreement remains unchanged and in full force and effect except for the substitution of the Assignee as a party in place of the Assignor.

                      5.     Miscellaneous Provisions.

                      (a) Choice of Law. This Assignment and Assumption Agreement will be construed in accordance with and governed by the laws of the State of New York without reference to the conflicts of law principles of that State.

                      (b) Successors and Assigns. This Assignment and Assumption Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

                      (c) Entire Agreement. This Assignment and Assumption Agreement, the Option Agreement and any other documents or instruments executed pursuant thereto or contemplated thereby, shall represent the entire, integrated agreement between the parties hereto and shall supersede all prior negotiations, representations, or agreements pertaining thereto, either oral or written.

                      (d) Counterparts. This Assignment and Assumption Agreement may be executed in any number of counterparts (no one of which need contain the signature of more than one party hereto so long as each party hereto executes at least one such counterpart) with the same effect as if the signature thereto and hereto were upon the same instrument.

                      (e) Further Assurances. The parties hereto each agree that it shall take whatever action or actions as are deemed by counsel to any party hereto to be reasonably necessary, advisable or convenient from time to time to effectuate the provisions or intent of this Assignment and Assumption Agreement, and to that end, each party agrees that it will execute, acknowledge, and deliver any further instruments or documents as give force and effect to this Assignment and Assumption Agreement or any of the provisions hereof, or to carry out the intent of this Assignment and Assumption Agreement or any of the provisions hereof.

                              Page 79 of 81 Pages

         IN WITNESS WHEREOF the parties have executed this Assignment and Assumption Agreement on the date first above written.

                    KRONUS PROPERTY HOLDINGS, L.L.C., a Delaware limited
                             liability company

                    By: Apollo Real Estate Advisors II, L.P.,
                               its managing member

                         By: Apollo Real Estate Capital Advisors II, Inc., its general partner

                         By:  /s/ Stuart Koenig
                         Name:  Stuart Koenig
                         Title: Vice President


                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P., a
                             Delaware limited partnership

                    By: Apollo Real Estate Advisors II, L.P.,
                               its general partner

                         By: Apollo Real Estate Capital Advisors II, Inc., its general partner

                         By:  /s/ Stuart Koenig
                         Name:  Stuart Koenig
                         Title: Vice President




                              Page 80 of 81 Pages

                                 ACKNOWLEDGEMENT



               In reliance upon the representations and warranties contained in the attached Assignment and Assumption Agreement, TYNDALL PARTNERS, L.P., a Delaware limited partnership, expressly acknowledges and agrees that upon the assignment of all of the right, title and interest of KRONUS PROPERTY HOLDINGS, L.L.C. ("Kronus") in and to the Option Agreement (as defined in the attached Assignment and Assumption Agreement) by Kronus and assumption of all obligations and liabilities of Kronus under the Option Agreement by APOLLO REAL ESTATE INVESTMENT FUND II, L.P. ("Fund II") upon execution and delivery of the attached Assignment and Assumption Agreement, Kronus shall be released of any and all right, title and interest and any and all obligations and liabilities under the Option Agreement and Fund II shall be entitled to all rights, and be subject to all obligations and liabilities, of Kronus under the Option Agreement.



                      TYNDALL PARTNERS, L.P., a Delaware limited partnership


                      By:  Halo Capital Partners, L.P., its general partner


                             By:  /s/ Jeffrey Halis
                                     Name:    Jeffrey Halis
                                     Title:   Authorized Signatory




                              Page 81 of 81 Pages